Martha Redding
Corporate Secretary & Associate General Counsel
Martha.redding@ice.com



June 26, 2025

**VIA KITEWORKS**

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re:     Amendments to Form 1

Enclosed please find the 2025 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE National, Inc. ("NYSE National"), and NYSE Texas, Inc. ("NYSE Texas" and collectively, the "Exchanges").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1]  In April 2019, a substantially similar exemption was granted for NYSE Texas.[2]  Pursuant to such exemptions, the Exchanges are providing, as a supplement under separate cover, an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2025 (the "ICE Organizational Chart").  The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

The Exchanges note that, although such entities are on the ICE Organizational Chart, Exhibit D ("Ex. D") does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds and Securities Corporation, or ICE Securities Execution & Clearing, LLC, because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.  Additionally, Ex. D does not include the financial statements of ICE Trade Vault, LLC because this entity submitted an annual financial statement pursuant to 17 CFR 240.13n-11(f) and 17 CFR 240.13n-11(g).  Ex. D also does not include the financial statements of Bakkt Trust Company LLC, American Financial Exchange Holdings, Inc., and

---

[1]     See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

[2]     See Securities Exchange Act Release No. 85611 (April 11, 2019) (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

[3]     See id. at 5, and 82 FR 20671, at 20672.

American Financial Exchange, LLC because such the were not affiliates of the Exchange during the year ended December 31, 2024.

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,

Enclosures

<table>
<tr><td>Form 1<br>Page 1<br>Execution<br>Page</td><td>UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,<br>REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION<br>FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT</td><td>Date filed<br>(MM/DD/YY):<br>06/26/25</td><td>OFFICIAL<br>USE<br>ONLY</td></tr>
</table>

**WARNING:** Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

**INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS**

☐ APPLICATION          ☑ AMENDMENT

1. State the name of the applicant: NYSE National, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   11 Wall Street, New York, NY 10005

   25000239

3. Provide the applicant's mailing address (if different):

   N/A

4. Provide the applicant's business telephone and facsimile number:

   212-656-2938                     212-656-8108

   (Telephone)                      (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Martha Redding          Corporate Secretary          212-656-2938

   (Name)                  (Title)                      (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Martha Redding

   NYSE Group, Inc.

   11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☑ Corporation    ☐ Sole Proprietorship    ☐ Partnership
   ☐ Limited Liability Company    ☐ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/12/05    (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware General Corporation Law

**EXECUTION:** The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3.   The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant.  The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/26/25

    (MM/DD/YY)

By: _____          NYSE National, Inc.

    (Signature)                (Name of applicant)

Subscribed and sworn before me this 26ᵗʰ day of June , 2025 by

Martha Redding, Corporate Secretary

(Printed Name and Title)

(Month)    (Year)    (Notary Public)

My Commission expires November 27, 2028 County of Westchester  State of New York

*This page must always be completed in full with original, manual signature and notarization.*
*Affix notary stamp or seal where applicable.*

AMY MAURO
Notary Public, State of New York
No. 01MA6262613
Qualified in Westchester County
My Commission Expires May 29, 2024
November 27, 2028

4

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

-------------------------------------------------------------

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE NATIONAL, INC.

----------------------------------------------------

June 2025

--------------------------------------------------

EXHIBIT A

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.

JUNE 2025

The Amended and Restated Certificate of Incorporation, Eighth Amended and Restated By-laws, and additional information regarding NYSE National, Inc. are publicly available on the Exchange's website at https://www.nyse.com/regulation/governing-documents-related-information-nms-plans. Such information is accurate as of its date and free and accessible (without any encumbrances or restrictions) by the general public.

EXHIBIT B

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.

JUNE 2025

Copies of written rulings, settled practices having the effect of rules, interpretations, and other such documents, which are not included in Exhibit A, if any, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

Rule interpretations are publicly available on the Exchange's website at https://www.nyse.com/regulation/rule-interpretations. Such information is accurate as of its date and free and accessible (without any encumbrances or restrictions) by the general public.

EXHIBIT C

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.

JUNE 2025

EXHIBIT C

Information in respect of each subsidiary or affiliate of NYSE National, Inc., including copies of the constitution, articles of incorporation or association with all amendments thereto, and of existing by-laws or rules or instruments corresponding thereto, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.

JUNE 2025

The unconsolidated financial statements for each subsidiary or affiliate of NYSE National, Inc. for the last fiscal year follow, with the following exceptions.

This Exhibit D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds and Securities Corporation, and ICE Securities Execution & Clearing, LLC, because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

Additionally, this Exhibit D does not include the financial statements of ICE Trade Vault, LLC because this entity submitted an annual financial statement pursuant to 17 CFR 240.13n-11(f) and 17 CFR 240.13n-11(g).

This Exhibit D does not include the financial statements of Bakkt Trust Company LLC, American Financial Exchange Holdings, Inc., and American Financial Exchange, LLC because such entities were not an affiliate of the Exchange during the year ended December 31, 2024.



# Andrew Kalotay Associates, Inc.
## Balance Sheet
### As of December 31, 2024
### (Unaudited)
### (in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 2,019 |
| **Current assets** | | 2,019 |
| | | |
| **NONCURRENT ASSETS:** | | |
| Goodwill | | 3,159 |
| Other Intangibles, Net | | 597 |
| **Noncurrent assets** | | 3,756 |
| | | |
| **Total assets** | $ | 5,775 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Due to affiliates, net | | 180 |
| **Current liabilities** | | 180 |
| | | |
| **NONCURRENT LIABILITIES:** | | |
| Deferred Tax Liabilities  Non Current | | 154 |
| **Noncurrent liabilities** | | 154 |
| | | |
| **Total liabilities** | $ | 334 |
| | | |
| **EQUITY:** | | |
| Retained earnings | | 5,441 |
| **Total equity** | | 5,441 |
| | | |
| **Total liabilities and equity** | $ | 5,775 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Andrew Kalotay Associates, Inc.
## Statement of Income
## Year Ended December 31, 2024
## (Unaudited)
## (in thousands)

| | |
|---|---:|
| Fixed Income Data Services | 10 |
| **Total Revenue** | 10 |
| | |
| Technology and communications | 3 |
| Amortization and depreciation | 358 |
| **Operating expenses** | 361 |
| **Operating income** | (351) |
| **Income tax benefit** | (94) |
| **Net income** | $ (257) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**BAKKT Management Holdings, LLC**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statemᵉ should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



**Ballista Holdings, LLC**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**
**(In thousands)**

| OTHER NONCURRENT ASSETS | | |
|---|---|---|
| Investment in affiliate | | 3,103 |
| Goodwill | | 1,131 |
| **Other noncurrent assets** | | 4,234 |
| | | |
| **Total assets** | $ | **4,234** |

| LIABILITIES AND MEMBER EQUITY: | | |
|---|---|---|
| | | |
| **CURRENT LIABILITIES:** | | |
| Due to affiliates | $ | 4,691 |
| **Current liabilities** | | 4,691 |
| | | |
| **Total liabilities** | | **4,691** |
| | | |
| **EQUITY:** | | |
| Retained deficit | | (457) |
| **Equity** | | **(457)** |
| | | |
| **Total liabilities and equity** | $ | **4,234** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


**ice** TRADE THE WORLD™

**Black Knight Data & Analytics, LLC**
**BALANCE SHEET**
As of December 31, 2024
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| | Cash | $ 1 |
| | Accounts receivable, net of allowance | 24,958 |
| | Prepaid expenses and other current assets | 98,429 |
| | **Current assets** | 123,388 |
| | | |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| | Property and equipment | 17,573 |
| | Accumulated depreciation | (3,134) |
| | **Property and equipment, net** | 14,439 |
| | | |
| **NON-CURRENT ASSETS:** | | |
| | Deferred contract costs | 5,595 |
| | Other non-current assets | 5,053 |
| | **Other non-current assets** | 10,648 |
| | **Assets** | 148,475 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| | Accounts payable and accrued liabilities | 5,436 |
| | Accrued salaries and benefits | 5,813 |
| | Other Current Liabilities | (217) |
| | Related Party Payable | 94 |
| | Deferred revenue | 13,479 |
| | **Current liabilities** | 24,605 |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| | Deferred revenue - long term | 9 |
| | **Non-current liabilities** | 9 |
| | **Liabilities** | 24,614 |
| | | |
| **SHAREHOLDERS EQUITY:** | | |
| | Additional paid-in capital | (69,380) |
| | Retained earnings | 193,241 |
| | **Equity** | 123,861 |
| | **Total liabilities and equity** | $ 148,475 |

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Black Knight Data & Analytics, LLC**
**STATEMENT OF INCOME**
Year Ended December 31, 2024
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| Mortgage Technology | $ | 170,871 |
| **Total revenue** | | **170,871** |
| | | |
| Compensation and benefits | | 51,412 |
| M&A | | (193) |
| Technology and communication | | 47,897 |
| Rent and occupancy | | 573 |
| Selling, general and administrative | | 9,599 |
| Depreciation and amortization | | 8,897 |
| Affiliate expense | | 26,985 |
| **Operating expenses** | | **145,170** |
| **Operating income** | | **25,701** |
| | | |
| Other income, net | | (3) |
| **Other income, net** | | **(3)** |
| **Net income** | | **25,698** |

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Black Knight Financial Services, Inc.**
**BALANCE SHEET**
**As of December 31, 2024**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 89 |
| Due from affiliates | | 23,815 |
| Income tax receivable | | 163,318 |
| **Current assets** | | 187,222 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Deferred tax assets | 1,627 |
| **Other non-current assets** | 1,627 |
| **Assets** | 188,849 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Other current liabilities | - |
| **Current liabilities** | - |
| **Liabilities** | - |

**SHAREHOLDERS EQUITY:**

| | |
|---|---:|
| Additional paid-in capital | 188,360 |
| Retained earnings | (329) |
| Accumulated other comprehensive income | 818 |
| **Equity** | 188,849 |
| **Total liabilities and equity** | $ 188,849 |

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Black Knight Financial Services, Inc.**
**STATEMENT OF INCOME**
Year Ended December 31, 2024
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| Mortgage Technology | $ | - |
| **Total revenue** | | - |
| | | |
| Selling, general and administrative | | 93 |
| **Operating expenses** | | 93 |
| **Operating loss** | | (93) |
| | | |
| Interest expense | | 2 |
| **Other expense, net** | | 2 |
| **Pre-tax net loss** | | (95) |
| Income tax expense | | 139 |
| **Net loss** | | (234) |

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Black Knight Financial Services, LLC**
**BALANCE SHEET**
**As of December 31, 2024**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Other current assets | | $ - |
| **Current assets** | | - |
| **Assets** | | - |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Due to affiliates | | 1 |
| **Current liabilities** | | 1 |
| **Liabilities** | | 1 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid-in capital | | - |
| Retained earnings | | (1) |
| **Equity** | | (1) |
| **Total liabilities and equity** | | $ - |

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Black Knight Financial Services, LLC**
**STATEMENT OF INCOME**
Year Ended December 31, 2024
(Unaudited)
(in thousands)

| | |
|---|---:|
| Mortgage Technology | $ - |
| **Total revenue** | - |
| | |
| Selling, general and administrative | - |
| **Operating expenses** | 0 |
| **Operating loss** | 0 |
| | |
| **Net loss before equity earnings** | - |
| | |
| Equity Earnings in Subsidiaries | 0 |
| | |
| **Net income** | 0 |

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Black Knight Goverment Solutions, LLC**
**BALANCE SHEET**
**As of December 31, 2024**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Other current assets | $ | 1 |
| **Current assets** | | 1 |
| **Assets** | | 1 |

**LIABILITIES and EQUITY:**

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Member capital | | 1 |
| **Equity** | | 1 |
| **Total liabilities and equity** | $ | 1 |

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## Black Knight Inc.
## BALANCE SHEET
### As of December 31, 2024
### (Unaudited)
### (in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Income tax receivable | $ | 112,913 |
| **Current assets** | | 112,913 |

**PLANT PROPERTY AND EQUIPMENT:**

| | | |
|---|---|---:|
| Property and equipment | | 1,128,500 |
| Accumulated depreciation | | (158,980) |
| **Property and equipment, net** | | 969,520 |

**NON-CURRENT ASSETS:**

| | | |
|---|---|---:|
| Goodwill | | 9,404,172 |
| Other intangibles, net | | 3,410,646 |
| **Other non-current assets** | | 12,814,818 |
| **Assets** | | 13,897,251 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Income tax payable | 7,503 |
| **Current liabilities** | 7,503 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - non-current | 1,129,212 |
| **Non-current liabilities** | 1,129,212 |
| **Liabilities** | 1,136,715 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | 11,584,655 |
| Retained earnings | | 1,175,881 |
| **Equity** | | 12,760,536 |
| **Total liabilities and equity** | $ | 13,897,251 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Black Knight Inc.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2024**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Mortgage Technology | | $ - |
| **Total revenue** | | - |
| | | |
| Compensation and benefits | | 13,730 |
| M&A | | 3,463 |
| Depreciation and amortization | | 426,568 |
| **Operating expenses** | | **443,761** |
| **Operating loss** | | **(443,761)** |
| | | |
| **Pre-tax net loss** | | **(443,761)** |
| Income tax benefit | | 233,490 |
| **Net loss** | | **(210,271)** |

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Black Knight InfoServ, LLC**
**BALANCE SHEET**
As of December 31, 2024
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,973 |
| Due from affiliates | | (28) |
| **Current assets** | | 1,945 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 174 |
| Accumulated depreciation | (43) |
| **Property and equipment, net** | 131 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Other non-current assets | 1,025,694 |
| Deferred tax assets | 122,056 |
| **Other non-current assets** | 1,147,750 |
| **Assets** | 1,149,826 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 57,424 |
| Other Current Liabilities | 76 |
| Income Tax Payable | 78,850 |
| **Current liabilities** | 136,350 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Other non-current liabilities | 42,618 |
| Long Term Debt | 2,339 |
| **Non-current liabilities** | 44,957 |
| **Liabilities** | 181,307 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid-in capital | | 1,434,763 |
| Retained deficit | | (465,854) |
| Accumulated other comprehensive income | | (390) |
| **Equity** | | 968,519 |
| **Total liabilities and equity** | $ | 1,149,826 |

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Black Knight InfoServ, LLC**
**STATEMENT OF INCOME**
Year Ended December 31, 2024
(Unaudited)
(in thousands)

| | |
|---|---:|
| Mortgage Technology | $ - |
| **Total revenue** | **-** |
| | |
| Professional services | 4 |
| M&A | 7,000 |
| Rent and occupancy | 1 |
| Selling, general and administrative | 490 |
| Depreciation and amortization | 33 |
| **Operating expenses** | **7,528** |
| **Operating loss** | **(7,528)** |
| | |
| Interest income | (2,723) |
| Affiliate interest income | 42,047 |
| Interest expense | (12,745) |
| Other income, net | (257,488) |
| **Other income, net** | **(230,909)** |
| **Pre-tax net loss** | **(238,437)** |
| | |
| Income tax expense | 72,563 |
| **Net loss** | **(311,000)** |

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Black Knight IP Holding Company, LLC**
**BALANCE SHEET**
**As of December 31, 2024**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | | |
|---|---|---|---|
| Other current assets | | $ | 1 |
| **Current assets** | | | 1 |
| **Assets** | | | 1 |

**LIABILITIES and EQUITY:**

**SHAREHOLDERS EQUITY:**

| | | | |
|---|---|---|---|
| Member capital | | | 1 |
| **Equity** | | | 1 |
| **Total liabilities and equity** | | $ | 1 |

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Black Knight Servicing Technologies, LLC**
**BALANCE SHEET**
As of December 31, 2024
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 538 |
| Accounts receivable, net of allowance | | 109,646 |
| Prepaid expenses and other current assets | | 59,125 |
| **Current assets** | | 169,309 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 173,087 |
| Accumulated depreciation | (33,090) |
| **Property and equipment, net** | 139,997 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Other non-current assets | 11,054 |
| Deferred contract costs | 19,911 |
| **Other non-current assets** | 30,965 |
| **Assets** | 340,271 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 8,379 |
| Accrued salaries and benefits | 13,376 |
| Other Current Liabilities | 21,731 |
| Deferred revenue | 20,552 |
| **Current liabilities** | 64,038 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Other non-current liabilities | 2,519 |
| Deferred revenue - long term | 9,716 |
| **Non-current liabilities** | 12,235 |
| **Liabilities** | 76,273 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid-in capital | | (660,480) |
| Retained earnings | | 924,478 |
| **Equity** | | 263,998 |
| **Total liabilities and equity** | $ | 340,271 |

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Black Knight Servicing Technologies, LLC**
**STATEMENT OF INCOME**
Year Ended December 31, 2024
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| Mortgage Technology | $ | 848,437 |
| Affiliate Revenue | | 33,400 |
| **Total revenue** | | **881,837** |
| | | |
| Compensation and benefits | | 266,468 |
| Technology and communication | | 75,455 |
| Rent and occupancy | | 11,999 |
| Selling, general and administrative | | 24,655 |
| Depreciation and amortization | | 24,063 |
| **Operating expenses** | | **402,640** |
| **Operating income** | | **479,197** |
| | | |
| Interest income | | - |
| Other income, net | | - |
| **Net income** | | **479,197** |

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Black Knight Technologies, LLC**
**BALANCE SHEET**
As of December 31, 2024
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | |
|---|---:|
| Accounts receivable, net of allowance | $ (1,509) |
| Prepaid expenses and other current assets | 107,789 |
| Other current assets | 19,504 |
| **Current assets** | 125,784 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 4,821 |
| Accumulated depreciation | (1,792) |
| **Property and equipment, net** | 3,029 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Other intangibles, net | (2) |
| Other non-current assets | 1,716 |
| Deferred contract costs | 906 |
| **Other non-current assets** | 2,620 |
| **Assets** | 131,433 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accrued salaries and benefits | 11,692 |
| Deferred revenue | 2,379 |
| **Current liabilities** | 14,071 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Other non-current liabilities | 2,179 |
| Deferred revenue - long term | 271 |
| **Non-current liabilities** | 2,450 |
| **Liabilities** | 16,521 |

**SHAREHOLDERS EQUITY:**

| | |
|---|---:|
| Additional paid-in capital | 2,384,798 |
| Retained deficit | (2,269,458) |
| Accumulated other comprehensive income | (428) |
| **Equity** | 114,912 |
| **Total liabilities and equity** | $ 131,433 |

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Black Knight Technologies, LLC**
**STATEMENT OF INCOME**
Year Ended December 31, 2024
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| Mortgage Technology | $ | 45,155 |
| **Total revenue** | | **45,155** |
| | | |
| Compensation and benefits | | 71,030 |
| M&A | | 37,422 |
| Technology and communication | | 14,956 |
| Rent and occupancy | | (222) |
| Selling, general and administrative | | 27,406 |
| Depreciation and amortization | | 6,025 |
| Affiliate expense | | 8,997 |
| **Operating expenses** | | **165,614** |
| **Operating loss** | | **(120,459)** |
| | | |
| Interest income | | - |
| Interest expense | | (64) |
| Other income, net | | 158,098 |
| **Other income, net** | | **158,034** |
| **Net income** | | **37,575** |

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**BRIX Holding Company, LLC**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **Total assets** | $ | - |
| | | |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Due to affiliate | $ | 1 |
| **Current liabilities** | | 1 |
| | | |
| **Total liabilities** | | 1 |
| | | |
| **EQUITY:** | | |
| Member capital | | 2,703 |
| Retained deficit | | (2,704) |
| **Equity** | | (1) |
| | | |
| **Total liabilities and equity** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.





**Chatham Energy, LLC**
**Balance Sheet**
**Year Ended December 31, 2024**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Due from affiliate | $ | 135 |
| **Current assets** | | 135 |
| | | |
| **OTHER NON-CURRENT ASSETS** | | |
| Goodwill | | 5,402 |
| **Other non-current assets** | | 5,402 |
| | | |
| **Total assets** | $ | **5,537** |
| | | |
| **LIABILITIES AND EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accrued salaries and benefits | | (28) |
| **Current liabilities** | | (28) |
| | | |
| **Total liabilities** | | **(28.00)** |
| | | |
| **EQUITY:** | | |
| Contributed capital | | 29,106 |
| Retained deficit | | (23,541) |
| **Equity** | | **5,565** |
| | | |
| **Total liabilities and equity** | $ | **5,537** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Chatham Energy, LLC**
**Income Statement**
**Year Ended December 31, 2024**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **REVENUES:** | | |
| Revenue from affiliate | $ | 236 |
| **Operating revenues** | | **236** |
| | | |
| **OPERATING EXPENSES:** | | |
| Compensation and benefits | | 188 |
| Professional services | | 1 |
| Rent and occupancy | | 14 |
| Technology and communication | | 3 |
| Selling, general and administrative | | 14 |
| **Operating expenses** | | **220** |
| | | |
| **Net income** | $ | **16** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Chicago Climate Exchange, Inc.**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**
**(In thousands)**

### CURRENT ASSETS:

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 49 |
| Prepaid Expenses and Other Current Assets | | 5 |
| Income tax receivable | | 3 |
| Due from affiliates, net | | 687 |
| **Current assets** | | 744 |

### OTHER NON-CURRENT ASSETS

| | |
|---|---:|
| Investment in subsidiary | 33,332 |
| **Other non-current assets** | 33,332 |

| | | |
|---|---|---:|
| **Total assets** | $ | 34,076 |

### LIABILITIES AND EQUITY:

### CURRENT LIABILITIES:

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | - |
| **Current liabilities** | | 0 |

### NON-CURRENT LIABILITIES:

| | |
|---|---:|
| Deferred tax liabilities - non-current | 5,111 |
| **Non-current liabilities** | 5,111 |

| | |
|---|---:|
| **Total liabilities** | 5,111 |

### EQUITY:

| | |
|---|---:|
| Contributed capital | 1,950 |
| Retained earnings | 22,988 |
| Accumulated other comprehensive income | 4,027 |
| **Equity** | 28,965 |

| | | |
|---|---|---:|
| **Total liabilities and equity** | $ | 34,076 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Chicago Climate Exchange, Inc.**
**Income Statement**
**Year Ended December 31, 2024**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **TOTAL REVENUE** | $ | - |
| | | |
| **OPERATING EXPENSES:** | | |
| Selling, general & administration | | 25 |
| **Operating expenses** | | **25** |
| | | |
| **Operating loss** | | **(25)** |
| | | |
| **OTHER EXPENSE:** | | |
| **Other expense** | | **0** |
| | | |
| **Pre-tax net loss** | | **(25)** |
| | | |
| Income tax benefit | | 1,176 |
| | | |
| **Net income** | $ | **1,151** |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Chicago Climate Futures Exchange, LLC
## Balance Sheet
## As Of December 31, 2024
## (Unaudited)
## (in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | - |
| **Current assets** | | - |
| | | |
| **OTHER NON-CURRENT ASSETS** | | |
| Investment in subsidary | | 2,529 |
| **Other non-current assets** | | 2,529 |
| | | |
| **Total Assets** | $ | 2,529 |
| | | |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Due to affiliates | $ | - |
| **Current liabilities** | | - |
| | | |
| **Total liabilities** | | - |
| | | |
| **EQUITY:** | | |
| Retained earnings | | 2,529 |
| **Member Equity** | | 2,529 |
| | | |
| **Total Liabilities and Member Equity** | $ | 2,529 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# CHXBD, LLC
## Balance Sheet
## As of December 31, 2024
(Unaudited)
(in thousands)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | $ | 1 |
| **Total assets** | | 1 |

**LIABILITIES and EQUITY**

**MEMBER EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Total equity** | | 1 |
| | | |
| **Total liabilities and equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Closing Technology & Services, Inc
## Balance Sheet
### As of December 31, 2024
(Unaudited)

(in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 7 |
| Accounts Receivable, Net of Allowance | | 306 |
| **Current Assets** | | 313 |
| | | |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Operating Lease Right of Use Asset | $ | 35 |
| | | 35 |
| **OTHER NONCURRENT ASSETS:** | | |
| Goodwill | | 4,281 |
| Other Intangibles Net | | 2,720 |
| Other Non Current Assets | | 6 |
| Deferred Income Tax Asset Non Current | | 1,447 |
| **Other non-current assets** | | 8,454 |
| | | |
| **Assets** | $ | 8,802 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 561 |
| Accrued Salaries and Benefits | $ | 29 |
| Due to affiliate, net | | 245 |
| **Current liabilities** | | 835 |
| | | |
| **Liabilities** | | 835 |
| | | |
| **EQUITY:** | | |
| Retained earnings | | 7,967 |
| **Total Equity** | | 7,967 |
| | | |
| **Total Liabilities and Equity** | $ | 8,802 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Closing Technology & Services, Inc**
**Statement of Income**
**Year Ended December 31, 2024**
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Closting Solutions | $ | 2,656 |
| **Total revenue** | | 2,656 |
| | | |
| **Expenses:** | | |
| Professional services | | 2,316 |
| Technology and communication | | 225 |
| Rent and occupancy | | 57 |
| Selling, general and administrative | | 70 |
| Depreciation and amortization | | 480 |
| **Operating expenses** | | 3,148 |
| **Operating loss** | | (492) |
| | | |
| Intercompany interest expense | | (6) |
| **Other income** | | (6) |
| | | |
| **Pre-tax net loss** | | (498) |
| Income tax benefit | | 585 |
| **Net Income** | $ | 87 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Commodities Exchange Center**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**

### ASSETS:

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total Assets** | $ | **1** |

### LIABILITIES AND MEMBER EQUITY:

### MEMBER EQUITY:

| | | |
|---|---|---|
| Member capital | | 1 |
| **Member equity** | | **1** |

| | | |
|---|---|---|
| **Total member equity** | $ | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## CREDIT MARKET ANALYSIS USA, Inc.
## BALANCE SHEET
### As of December 31, 2024
### (Unaudited)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 781 |
| Prepaid expenses and other current assets | | 1 |
| Income tax receivable | | 44 |
| **Current assets** | | 826 |

**PROPERTY AND EQUIPMENT**

| | |
|---|---:|
| Property and equipment cost | 1,287 |
| Accumulated depreciation | (1,286) |
| **Property and equipement, net** | 1 |

**OTHER NON-CURRENT ASSETS:**

| | |
|---|---:|
| Deferred tax assets- noncurrent | 1,020 |
| Other noncurrent assets | 1 |
| **Other non-current assets** | 1,021 |
| **Assets** | 1,848 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accrued salaries and benefits | 130 |
| Due to affiliates, net | 2,745 |
| **Current liabilities** | 2,875 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | 688 |
| Retained deficit | | (1,715) |
| **Equity** | | (1,027) |
| **Total liabilities and equity** | $ | 1,848 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# CREDIT MARKET ANALYSIS USA, Inc.
## STATEMENT OF INCOME
### Year Ended December 31, 2024
### (Unaudited)

| | | |
|---|---|---:|
| Affiliate income | $ | 921 |
| **Total revenue** | | **921** |
| | | |
| Compensation and benefits | | 796 |
| Technology and communication | | 1 |
| Rent and Other Occupancy | | 113 |
| Selling, general and administrative | | 5 |
| Depreciation and amortization | | 2 |
| **Operating expenses** | | **917** |
| **Operating income** | | **4** |
| | | |
| Other income, net | | - |
| **Other income, net** | | **-** |
| **Pre-tax net income** | | **4** |
| Income tax expense | | 4 |
| **Net income** | | **0** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**CREDITEX GROUP, INC.**
**BALANCE SHEET**
As of December 31, 2024
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | | |
|---|---|---|---|
| Cash and cash equivalents | | $ | 3,573 |
| Prepaid expenses and other current assets | | | 64 |
| Current income tax receivable | | | 415 |
| Due from affiliates, net | | | 162 |
| | Current assets | | 4,214 |

**PLANT PROPERTY AND EQUIPMENT:**

| | | | |
|---|---|---|---|
| Property and equipment cost | | | 42,114 |
| Accumulated depreciation | | | (32,950) |
| | Property and equipment, net | | 9,164 |

**OTHER NON-CURRENT ASSETS:**

| | | | |
|---|---|---|---|
| Goodwill | | | 358,772 |
| Other noncurrent assets | | | 600 |
| | Other non-current assets | | 359,372 |
| | Assets | | 372,750 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | | |
|---|---|---|---|
| Accounts payable and accrued liabilities | | | 48 |
| Accrued salaries and benefits | | | 7,728 |
| | Current liabilities | | 7,776 |

**NON-CURRENT LIABILITIES:**

| | | | |
|---|---|---|---|
| Deferred tax liabilities - noncurrent | | | 39,586 |
| Other Non Current Liabilities | | | 49 |
| | Non-current liabilities | | 39,635 |
| | Liabilities | | 47,411 |

**EQUITY:**

| | | | |
|---|---|---|---|
| Additional Paid in Capital | | | 47,807 |
| Contributed capital | | | 404,872 |
| Retained deficit | | | (129,033) |
| Accumulated other comprehensive income | | | 1,693 |
| | Equity | | 325,339 |
| | Total liabilities and equity | $ | 372,750 |

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# CREDITEX GROUP, INC.
## STATEMENT OF INCOME
### Year Ended December 31, 2024
### (Unaudited)
### (In thousands)

| | |
|---|---:|
| Affiliate revenue | 33,087 |
| Total revenue | 33,087 |
| | |
| Compensation and benefits | 27,676 |
| Professional services | 200 |
| Technology and communications | 226 |
| Rent and other occupancy | 2,333 |
| Selling, general & administration | 771 |
| Amortization & depreciation expense | 6,271 |
| Service & license fees to affiliate | 4,876 |
| Operating expenses | 42,353 |
| Operating loss | (9,266) |
| | |
| Interest income | 274 |
| Interest income from affiliates | 2,997 |
| Other income, net | 80 |
| Other income, net | 3,351 |
| | |
| Pre-tax net loss | (5,915) |
| Income tax expense | 1,335 |
| Net loss | $ (7,250) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# CREDITEX, LLC
# BALANCE SHEET
### As of December 31, 2024
### (Unaudited)
### (In thousands)

## ASSETS:

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 2,908 |
| Accounts receivable, net of allowance | | 1,158 |
| Due from affiliates, net | | 93,146 |
| **Assets** | $ | 97,212 |

## LIABILITIES and EQUITY:

## CURRENT LIABILITIES:

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 6 |
| **Current liabilities** | | 6 |
| **Liabilities** | | 6 |
| Contributed capital | | 90,241 |
| Retained earnings | | 6,965 |
| **Equity** | $ | 97,206 |
| **Total liabilities and equity** | $ | 97,212 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# CREDITEX, LLC
## STATEMENT OF INCOME
### Year Ended December 31, 2024
### (Unaudited)
### (In thousands)

| | | |
|---|---:|---:|
| Fixed Income & Data Services Revenues | $ | 3,394 |
| **Total revenue** | | 3,394 |
| | | |
| Selling, general & administration | | (44) |
| Affiliate expense | | 791 |
| **Operating expenses** | | 747 |
| | | |
| **Operating income** | | 2,647 |
| | | |
| Other income, net | | (105) |
| | | |
| **Pre-tax net income** | | 2,542 |
| | | |
| **Net income** | $ | 2,542 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# CREDITTRADE, INC.
# BALANCE SHEET
### As of December 31, 2024
### (Unaudited)

## CURRENT ASSETS:

| | | |
|---|---|---:|
| Income Tax Receivable | | 2 |
| Due from affiliates, net | | 7,979 |
| | Current Assets | 7,981 |

## OTHER NONCURRENT ASSETS:

| | | | |
|---|---|---|---:|
| Deferred tax asset - noncurrent | | $ | 518 |
| | Other noncurrent assets | | 518 |
| | Assets | $ | 8,499 |

## LIABILITIES and EQUITY:
## CURRENT LIABILITIES:

| | | |
|---|---|---:|
| Due to affiliates, net | | - |
| | Current liabilities | - |

## EQUITY:

| | | | |
|---|---|---|---:|
| Contributed Capital | | | 202,833 |
| Retained deficit | | | (194,916) |
| Accumulated other comprehensive income | | | 582 |
| | Equity | | 8,499 |
| | Total liabilities and equity | $ | 8,499 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# CREDITTRADE, INC.
## STATEMENT OF INCOME
### Year Ended December 31, 2024
### (Unaudited)
### (In thousands)

| | | |
|---|---|---:|
| Total revenue | $ | - |
| | | - |
| Operating expenses | | - |
| Operating income | | - |
| Other income, net | | 301 |
| Pre-tax net income | | 301 |
| Income tax expense | | 282 |
| Net income | $ | 19 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**DCFB LLC**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.




**eCops, LLC**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**


**ASSETS:**

| | | |
|---|---:|---:|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND MEMBER EQUITY:**

**MEMBER EQUITY:**

| | | |
|---|---:|---:|
| Member capital | | 1 |
| **Member Equity** | | 1 |

| | | |
|---|---:|---:|
| **Total Member Equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Electric Railroad LLC**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---:|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

.

**EQUITY:**

| | | |
|---|---|---:|
| Member capital | | 1 |
| **Equity** | | 1 |

| | | |
|---|---|---:|
| **Total equity** | $ | 1 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Enterprises Aviation, LLC**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Prepaid expenses and other current assets | | 216 |
| Income Tax Receivable | | 103 |
| Due from affliliate, net | | 1,932 |
| **Current assets** | | 2,251 |
| | | |
| **NON-CURRENT ASSETS:** | | |
| Deferred Tax Asset | | 83 |
| **Non-current assets** | | 83 |
| | | |
| **Total assets** | $ | **2,334** |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 50 |
| Accrued salaries and benefits | | 285 |
| **Current liabilities** | | **335** |
| | | |
| **EQUITY:** | | |
| Contributed capital | | 1,663 |
| Retained earnings | | 336 |
| **Equity** | | **1,999** |
| | | |
| **Total liability and equity** | $ | **2,334** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Enterprises Aviation, LLC**
**Income Statement**
**Year Ended December 31, 2024**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **TOTAL REVENUE** | $ | - |
| | | |
| **OPERATING EXPENSES:** | | |
| Selling, general and administrative | | 570 |
| **Operating expenses** | | **570** |
| | | |
| **Pre-tax net loss** | | (570) |
| Income tax benefit | | (179) |
| **Net Loss** | $ | **(391)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# FINRA/NYSE Trade Reporting Facility LLC
## Balance Sheet
## As Of December 31, 2024
## (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Guaranty Clearing Corporation**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | $ | 1 |
| **Total assets** | | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Hawk Enterprises 1, Inc.
## Balance Sheet
## As Of December 31, 2024
## (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |

| | | |
|---|---|---|
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Highway Networks LLC**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |

| | | |
|---|---|---|
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE 4165, LLC**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**
**(in thousands)**

**OTHER NON-CURRENT ASSETS:**

| | |
|---|---:|
| Operating Lease Right of Use Asset | 969 |
| Property and Equipment | 13,455 |
| Accumulated depreciation | (5,000) |
| Other Non Current Assets | 13 |
| **Non-current assets** | 9,437 |
| | |
| **Total assets** | **9,437** |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Accrued payable and Accrued Liabilities | $ | 36 |
| Other Current Liabilities | | 64 |
| Due to affilates, net | | 2,246 |
| **Current liabilities** | | 2,346 |

**NON CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Other Non current liabilities | $ | 926 |
| **Non Current liabilities** | | 926 |

**EQUITY:**

| | |
|---|---:|
| Member capital | 6,165 |
| **Equity** | 6,165 |
| | |
| **Total liabilities and equity** | **$ 9,437** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE 4165, LLC
## Statement of Income
## Year Ended December 31, 2024
## (Unaudited)
## (in thousands)

| | |
|---|---:|
| **Revenue:** | |
| **Total Revenue** | - |
| | |
| **Expenses:** | |
| Selling, general, and administrative | 7 |
| Amortization and Depreciation | 722 |
| **Operating expenses** | 729 |
| **Operating loss** | (729) |
| | |
| **Pre-tax net loss** | (729) |
| Income tax expense | 0 |
| **Net loss** | $ (729) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE 5660, LLC**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **PROPERTY PLANT AND EQUIPMENT:** | | |
| Property and equipment cost | | 144,457 |
| Accumulated depreciation | | (81,471) |
| Property and equipment, net | | 62,986 |
| | | |
| **NON-CURRENT ASSETS** | | |
| Other non-current assets | | 138 |
| **Non-current assets** | | 138 |
| | | |
| **Total assets** | $ | 63,124 |
| | | |
| **LIABILITIES AND EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 788 |
| Due to affiliate, net | | 18,915 |
| **Current liabilities** | | 19,703 |
| | | |
| **Total liabilities** | | 19,703 |
| | | |
| **EQUITY:** | | |
| Contributed capital | | 37,776 |
| Retained earnings | | 5,645 |
| **Equity** | | 43,421 |
| | | |
| **Total liabilities and equity** | $ | 63,124 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE 5660, LLC**
**Income Statement**
**Year Ended December 31, 2024**
**(Unaudited)**
**(in thousands)**

| OPERATING EXPENSES: | | |
|---|---|---:|
| Professional Services | | 841 |
| Rent and other occupancy | | 4,028 |
| Selling, general and administrative | | 2,603 |
| Amortization and depreciation expense | | 6,614 |
| **Operating expenses** | | **14,086** |
| | | |
| **Net loss** | $ | **(14,086)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Atrium Inc.**
**BALANCE SHEET**
**As of December 31, 2024**
**(Unaudited)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 931 |
| Income Tax receivable | | 25 |
| Prepaid expenses and other current assets | | 167 |
| **Current assets** | | **1,123** |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 1,778 |
| Accumulated depreciation | (1,486) |
| **Property and equipment, net** | **292** |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | 1,126 |
| Deferred tax assets - noncurrent | 515 |
| **Other non-current assets** | **1,641** |
| **Assets** | **3,056** |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 139 |
| Accrued salaries and benefits | 308 |
| Due to affiliates, net | 22,053 |
| **Current liabilities** | **22,500** |
| **Liabilities** | **22,500** |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | 589 |
| Retained deficit | | (20,033) |
| **Equity** | | **(19,444)** |
| **Total liabilities and equity** | $ | **3,056** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Atrium Inc.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2024**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| Data services fees, net | $ - |
| **Total revenue** | **0** |
| | |
| Compensation and benefits | 1,537 |
| Technology and communication | 831 |
| Rent and occupancy | 57 |
| Selling, general and administrative | 6 |
| Depreciation and amortization | 115 |
| Affiliate expense | 323 |
| **Operating expenses** | **2,869** |
| **Operating loss** | **(2,869)** |
| Other income (expense), net | 73 |
| **Other expense, net** | **73** |
| **Pre-tax net loss** | **(2,796)** |
| Income tax benefit | 697 |
| **Net loss** | **(2,099)** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



<center>

**ICE BRAZIL TECHNOLOGY, LLC**
**BALANCE SHEET**
**As of December 31, 2024**
**(Unaudited)**

</center>

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Due from affiliate, net | | $ 338 |
| | **Current assets** | 338 |
| | **Assets** | 338 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | | - |
| | **Current liabilities** | 0 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Retained earnings | | 338 |
| | **Equity** | 338 |
| | **Total liabilities and equity** | $ 338 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Clear Credit LLC**

**Balance Sheet**

**As of December 31, 2024**

(Unaudited)

(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 192,681 |
| Cash - clearing member deposits | | 27,154,779 |
| Accounts receivable, net of allowance | | 9,557 |
| Restricted Cash | | 100,400 |
| Prepaid expenses and other current assets | | 18,319 |
| **Current Assets** | | 27,475,736 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment cost | 73,259 |
| Accumulated depreciation | (58,346) |
| **Property and equipment, net** | 14,913 |

**OTHER NONCURRENT ASSETS:**

| | |
|---|---:|
| Restricted cash long term | 50,000 |
| **Other noncurrent assets** | 50,000 |

| | | |
|---|---|---:|
| **Assets** | $ | 27,540,649 |

**LIABILITIES and MEMBER EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 94,120 |
| Accrued salaries and benefits | | 5,525 |
| Due from affiliates, net | | 8,550 |
| Margin deposits and guaranty funds | | 27,154,779 |
| Deferred revenue | | 3,914 |
| **Current liabilities** | | 27,266,888 |

**NONCURRENT LIABILITIES:**

| | |
|---|---:|
| Other Non Current Liabilities | 0 |
| **Noncurrent liabilities** | 0 |

| | |
|---|---:|
| **Liabilities** | 27,266,888 |

**EQUITY:**

| | |
|---|---:|
| Contributed capital | 126,800 |
| Retained earnings | 146,961 |
| **Total equity** | 273,761 |

| | | |
|---|---|---:|
| **Total liabilities and equity** | $ | 27,540,649 |



**ICE Clear Credit LLC**
**Statement of Income**
**Year Ended December 31, 2024**
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Credit and Other | $ | 324,894 |
| Fixed Income Data Services | | 415 |
| Affiliate revenue | | 421 |
| **Total Revenue** | | 325,730 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 18,373 |
| Professional services | | 1,919 |
| Mergers and Acquisitions | | 571 |
| Technology and communication | | 7,036 |
| Rent and occupancy | | 1,131 |
| Selling, general and administrative | | 12,119 |
| Depreciation and amortization | | 10,140 |
| Service and license fees to affiliates | | 46,186 |
| **Operating Expenses** | | 97,475 |
| **Operating Income** | | 228,255 |
| | | |
| Other income, net | | 6,631 |
| **Pre-Tax Net Income** | | 234,886 |
| Income tax expense | | - |
| **Net Income** | $ | 234,886 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Clear U.S., Inc.
## Balance Sheet
## As of December 31, 2024
(Unaudited)
(in thousands)

**Current assets:**

| | |
|---|---:|
| Cash and cash equivalents | 56,801 |
| Margin deposits and guaranty funds | 7,728,995 |
| Restricted Cash | 113,700 |
| Accounts receivable, net of allowance | 42,045 |
| Current income tax receivable | 202 |
| Prepaid expenses and other current assets | 2,454 |
| Current assets | 7,944,197 |

**Other non-current assets:**

| | |
|---|---:|
| Restricted Cash LT | 75,187 |
| Deferred tax asset - noncurrent | 6,816 |
| **Other non-current assets** | 82,003 |

| | |
|---|---:|
| **Total assets** | 8,026,200 |

**Current liabilities:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 29,874 |
| Accrued salaries and benefits | 2,489 |
| Margin deposits and guaranty funds | 7,728,995 |
| Deferred Revenue | 1,550 |
| Due to affiliates, net | 43,527 |
| **Current liabilities** | 7,806,435 |

**NONCURRENT LIABILITIES:**

| | |
|---|---:|
| Other noncurrent liabilities | 26,334 |
| **Noncurrent Liabilities** | 26,334 |

| | |
|---|---:|
| **Total liabilities** | 7,832,769 |

**Equity:**

| | |
|---|---:|
| Contributed capital | 71,808 |
| Retained earnings | 121,623 |
| **Total equity** | 193,431 |

| | |
|---|---:|
| **Total liabilities and equity** | 8,026,200 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Revenues:**

| | | |
|---|---|---:|
| Transaction and clearing fees, net | $ | 315,390 |
| Other revenues | | 35,544 |
| Service and license fees for affiliates | | 1,514 |
| **Total revenues** | | 352,448 |

**Expenses:**

| | |
|---|---:|
| Compensation and benefits | 11,584 |
| Professional services | 1,674 |
| Technology and communication | 1,260 |
| Rent and occupancy | 873 |
| Selling, general and adminstrative | 3,171 |
| Service and license fees to affiliates | 60,966 |
| **Operating expenses** | 79,528 |
| **Operating income** | 272,920 |
| Other income, net | 12,357 |
| Interest expense to affiliates | (1,275) |
| **Other income, net** | 11,082 |
| **Pre-tax net income** | 284,002 |
| Income tax expense | 63,073 |
| **Net income** | $ 220,929 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Credit Hub, LLC**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**
**(In thousands)**

**CURRENT ASSETS**

| | |
|---|---:|
| Due from affiliate, net | 62 |
| Income Tax Receivable | 2 |
| | 64 |

**PROPERTY PLANT AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment cost | 998 |
| Accumulated depreciation | (998) |
| **Property and equipment net** | 0 |

**OTHER NONCURRENT ASSETS**

| | |
|---|---:|
| Goodwill | 4,776 |
| **Other noncurrent assets** | 4,776 |

| | | |
|---|---|---:|
| **Total assets** | $ | **4,840** |

**LIABILITIES AND MEMBER EQUITY:**

**EQUITY:**

| | |
|---|---:|
| Contributed capital | 8,940 |
| Retained deficit | (4,100) |
| **Equity** | **4,840** |

| | | |
|---|---|---:|
| **Total liabilities and equity** | $ | **4,840** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Credit Hub, LLC**
**Income Statement**
**As Of December 31, 2024**
**(Unaudited)**
**(In thousands)**

**OPERATING EXPENSES:**

| | |
|---|---:|
| Amortization & depreciation expense | 0 |
| **Operating expenses** | **0** |
| | |
| **Other Income net** | **3** |
| | |
| **Pre-tax net Income** | **3** |
| Income tax expense | |
| **Net Income** | $    **3** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Credit SEF LLC**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Data Analytics, LLC
## Balance Sheet
## As of December 31, 2024
### (Unaudited)
### (in thousands)

**Current assets:**

| | |
|---|---:|
| Accounts receivable, net | 2,709 |
| Prepaid expenses and other current assets | 212 |
| Income tax receivable | 14 |
| Due from affiliates, net | 9,798 |
| **Current assets** | 12,733 |

**Property and equipment:**

| | |
|---|---:|
| Property and equipment cost | 71,856 |
| Accumulated depreciation | (55,402) |
| **Property and equipment, net** | 16,454 |

**Other non-current assets:**

| | |
|---|---:|
| Other noncurrent assets | 76 |
| **Other non-current assets** | 76 |

| | | |
|---|---|---:|
| **Total assets** | $ | 29,263 |

## LIABILITIES and EQUITY

**Current liabilities:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 63 |
| Accrued salaries and benefits | 4,668 |
| Deferred revenue | 28 |
| **Current liabilities** | 4,759 |

**Non-current liabilities:**

| | |
|---|---:|
| Other noncurrent liabilities | 3,320 |
| **Non-current liabilities** | 3,320 |

| | |
|---|---:|
| **Total liabilities** | 8,079 |

**Equity:**

| | |
|---|---:|
| Contributed capital | 11,620 |
| Retained earnings | 9,564 |
| **Total equity** | 21,184 |

| | | |
|---|---|---:|
| **Total liabilities and equity** | $ | 29,263 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Analytics, LLC**
**Statement of Income**
**As of December 31, 2024**
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Data services fees, net | $ | 27,053 |
| Affiliate revenue | | 15 |
| **Total revenues** | | 27,068 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 11,339 |
| Professional services | | 67 |
| Technology and communication | | 1,252 |
| Rent and occupancy | | 764 |
| Selling, general and administrative | | 86 |
| Depreciation and amortization | | 11,032 |
| **Operating expenses** | | 24,540 |
| | | |
| **Operating income** | | 2,528 |
| Other income, net | | (3) |
| **Pre-tax net income** | | 2,525 |
| Income tax expense | | - |
| **Net income** | $ | 2,525 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Connectivity & Feeds, Inc.**
**Balance Sheet**
**As of December 31, 2024**
(Unaudited)
(in thousands)

| | |
|---|---:|
| **Current assets:** | |
| Accounts receivable, net | 14,936 |
| Income tax receivable | 4 |
| Due from affiliates, net | 29,070 |
| Prepaid expenses and other current assets | 412 |
| **Current assets** | 44,422 |
| | |
| **Property and equipment:** | |
| Property and equipment cost | 26,714 |
| Accumulated depreciation | (18,911) |
| **Property and equipment, net** | 7,803 |
| | |
| **Other non-current assets:** | |
| Other noncurrent assets | 353 |
| Deferred tax assets- non-current | 5,556 |
| **Other non-current assets** | 5,909 |
| | |
| **Total assets** | $ 58,134 |

**LIABILITIES and EQUITY**

| | |
|---|---:|
| **Current liabilities:** | |
| Accounts payable and accrued liabilities | 3,266 |
| Accrued salaries and benefits | 6,463 |
| **Current liabilities** | 9,729 |
| | |
| **Non-current liabilities:** | |
| Other noncurrent liabilities | 168 |
| **Non-current liabilities** | 168 |
| | |
| **Total liabilities** | 9,897 |
| | |
| **Equity:** | |
| Contributed capital | 12,809 |
| Retained earnings | 35,428 |
| **Total equity** | 48,237 |
| | |
| **Total liabilities and equity** | $ 58,134 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024  has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024,  which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## ICE Data Connectivity & Feeds, Inc.
## Statement of Income
## As of December 31, 2024
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Credit and Other | $ | 29 |
| Data services fees, net | | 88,406 |
| **Total revenues** | | 88,435 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 31,423 |
| Professional services | | (13) |
| Technology and communication | | 19,950 |
| Rent and occupancy | | 1,308 |
| Selling, general and administrative | | 1,552 |
| Depreciation and amortization | | 3,622 |
| Affiliate expense | | 16,548 |
| **Operating expenses** | | 74,390 |
| | | |
| **Operating income** | | 14,045 |
| | | |
| Other income, net | | 533 |
| **Other income, net** | | 533 |
| | | |
| **Pre-tax net income** | | 14,578 |
| Income tax expense | | 4,073 |
| **Net income** | $ | 10,505 |



**ICE Data Derivatives, Inc.**
**Balance Sheet**
**As of December 31, 2024**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| **CURRENT ASSETS:** | |
| Cash and cash equivalents | $ 16 |
| Accounts receivable, net | 22,083 |
| Prepaid expenses and other current assets | 304 |
| Due from affiliate, net | 16,935 |
| Current Income Tax Receivable | 14 |
| **Current assets** | **39,352** |
| | |
| **PLANT PROPERTY AND EQUIPMENT:** | |
| Property and equipment | 78,859 |
| Accumulated depreciation | (61,108) |
| **Property and equipment, net** | **17,751** |
| | |
| **OTHER NON-CURRENT ASSETS:** | |
| Goodwill | 306,722 |
| Other intangibles, net | 1,310 |
| Other non-current assets | 55 |
| Deferred Income Tax Asset  Non Current | 5,065 |
| **Other non-current assets** | **313,152** |
| | |
| **Total assets** | **$ 370,255** |
| | |
| **LIABILITIES and EQUITY:** | |
| | |
| **CURRENT LIABILITIES:** | |
| Accounts payable and accrued liabilities | $ 1,345 |
| Accrued salaries and benefits | 261 |
| Deferred revenue | 36,611 |
| **Current liabilities** | **38,217** |
| | |
| **NON-CURRENT LIABILITIES:** | |
| Other non-current liabilities | 962 |
| **Non-current liabilities** | **962** |
| | |
| **Total liabilities** | **39,179** |
| | |
| **EQUITY:** | |
| Additional paid-in-capital | 25,653 |
| Retained earnings | 305,423 |
| **Total equity** | **331,076** |
| | |
| **Total Liabilities and equity** | **$ 370,255** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024  has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024,  which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Derivatives, Inc.**
**Statement of Income**
**Year Ended December 31, 2024**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Data services fees, net | $ | 77,884 |
| Affiliate revenue | | 26 |
| **Total revenue** | | **77,910** |
| | | |
| Compensation and benefits | | 1,776 |
| Professional services | | 226 |
| Technology and communication | | 9,486 |
| Rent and occupancy | | 170 |
| Selling, general and administrative | | (351) |
| Depreciation and amortization | | 12,098 |
| Affiliate expense | | 41,931 |
| **Operating expenses** | | **65,336** |
| **Operating income** | | **12,574** |
| | | |
| Other expense, net | | 580 |
| **Other income, net** | | **580** |
| | | |
| **Pre-tax net income** | | **13,154** |
| Income tax expense | | 6,277 |
| **Net income** | | **6,877** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Indices, LLC**
**BALANCE SHEET**
As of December 31, 2024
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,079 |
| Accounts receivable, net of allowance | | 41,198 |
| Due from affiliates, net | | 204,565 |
| Income Tax Receivable | | 25 |
| Prepaid expenses and other current assets | | 1,698 |
| Current assets | | 248,565 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 28,244 |
| Accumulated depreciation | (20,297) |
| Property and equipment, net | 7,947 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | 90,895 |
| Other intangibles, net | 11,487 |
| Other non-current assets | 102,382 |
| Assets | 358,894 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 2,366 |
| Accrued salaries and benefits | 4,043 |
| Deferred revenue | 17 |
| Current liabilities | 6,426 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Other non-current liabilities | 86 |
| Liabilities | 6,512 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid in capital | | 10,041 |
| Retained earnings | | 342,341 |
| Equity | | 352,382 |
| Total liabilities and equity | $ | 358,894 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Indices, LLC**
**STATEMENT OF INCOME**
Year Ended December 31, 2024
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| Data services fees, net | $ | 136,449 |
| Affiliate revenues | | 2,510 |
| **Total revenue** | | **138,959** |
| | | |
| Compensation and benefits | | 14,011 |
| Professional services | | 111 |
| Mergers and acquisitions | | 92 |
| Technology and communication | | 11,087 |
| Rent and Other Occupancy | | 731 |
| Selling, general and administrative | | 311 |
| Depreciation and amortization | | 5,999 |
| Affiliate expenses | | 4,552 |
| **Operating expenses** | | **36,894** |
| **Operating income** | | **102,065** |
| | | |
| Affiliate interest income | | 9,261 |
| Other income | | 12 |
| **Other income, net** | | **9,273** |
| **Pre-tax net income** | | **111,338** |
| Income tax expense | | 16 |
| **Net income** | | **111,322** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Investment Group, LLC**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data, LP Controller: ICE Data Mgmt Grp, LLC**
**Balance Sheet**
**As of December 31, 2024**
**(Unaudited)**
**(In thousands)**

| | |
|---|---:|
| **CURRENT ASSETS:** | |
| Cash and Cash Equivalents | (21) |
| Accounts Receivable, net | 15,955 |
| Prepaid Expenses and Other Current Assets | 59 |
| Due from affiliates, net | 124,776 |
| Income Tax Receivable | 2 |
| **Current Assets** | 140,771 |
| | |
| **PROPERTY PLANT AND EQUIPMENT:** | |
| Property and equipment cost | 79 |
| Accumulated depreciation | (79) |
| **Property and equipment net** | - |
| | |
| **OTHER NONCURRENT ASSETS:** | |
| Goodwill | 78,302 |
| Other Intangibles, net | 113 |
| Other non-current assets | 2 |
| Deferred tax asset - noncurrent | |
| **Other Noncurrent Assets** | 78,417 |
| | |
| **Total assets** | $ 219,188 |
| | |
| **LIABILITIES AND MEMBER EQUITY:** | |
| | |
| **CURRENT LIABILITIES:** | |
| Accounts payable and accrued liabilities | 788 |
| Accrued salaries and benefits | 1,773 |
| Income taxes payable | - |
| Due to affiliates | - |
| Deferred Revenue | 3,166 |
| **Current Liabilities** | 5,727 |
| | |
| **NON-CURRENT LIABILITIES:** | |
| Deferred tax liabilities - noncurrent | 2,462 |
| Other non-current liablities | 10 |
| **Non-current Liabilities** | 2,472 |
| | |
| **Total liabilities** | 8,199 |
| | |
| **EQUITY:** | |
| Retained Earnings | 122,434 |
| Contributed Capital | 88,555 |
| **Equity** | 210,989 |
| | |
| **Total liabilities and equity** | $ 219,188 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data, LP Controller: ICE Data Mgmt Grp, LLC**
**Income Statement**
**Year Ended December 31, 2024**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| **REVENUES:** | |
| Market data revenue | 64,373 |
| Revenue from affiliate, net | 1,712 |
| **Operating Revenues** | **66,085** |
| | |
| **OPERATING EXPENSES:** | |
| Compensation and benefits | 10,341 |
| Professional services | 216 |
| Technology and communication | 2,787 |
| Rent and occupancy | 669 |
| Selling, general & administrative | 583 |
| Depreciation & amortization expense | 100 |
| Intercompany expense | 3,754 |
| **Operating expenses** | **18,450** |
| | |
| **OTHER INCOME:** | |
| **Other income** | **5** |
| | |
| **Pre-tax net income** | **47,640** |
| Income tax expense | 11,277 |
| **Net income** | **$ 36,363** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Management Group, LLC**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND MEMBER EQUITY:**

**EQUITY:**

| | |
|---|---|
| Member capital | 1 |
| **Equity** | 1 |

| | | |
|---|---|---|
| **Total Equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## ICE Data Pricing & Reference Data, LLC
## Balance Sheet
## As of December 31, 2024
(Unaudited)
(in thousands)

**Current assets:**

| | |
|---|---:|
| Cash and cash equivalents | 115 |
| Accounts receivable, net of allowance | 150,473 |
| Prepaid expenses and other current assets | 7,796 |
| Income tax receivable | 25 |
| Due from affiliates, net | 1,706,402 |
| **Current assets** | 1,864,811 |

**Property and equipment:**

| | |
|---|---:|
| Property and equipment cost | 28,263 |
| Accumulated depreciation | (26,998) |
| **Property and equipment, net** | 1,265 |

**Other non-current assets:**

| | |
|---|---:|
| Investment in Sub | 4,530 |
| Other noncurrent assets | 1,110 |
| **Other non-current assets** | 5,640 |
| **Total assets** | $ 1,871,716 |

### LIABILITIES and EQUITY

**Current liabilities:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 15,442 |
| Accrued salaries and benefits | 16,464 |
| Deferred revenue | 570 |
| **Current liabilities** | 32,476 |

**Non-current liabilities:**

| | |
|---|---:|
| Other noncurrent liabilities | 4,700 |
| **Non-current liabilities** | 4,700 |
| **Total liabilities** | 37,176 |

**Equity:**

| | |
|---|---:|
| Contributed capital | 39,778 |
| Retained earnings | 1,794,762 |
| **Total equity** | 1,834,540 |
| **Total liabilities and equity** | $ 1,871,716 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## ICE Data Pricing & Reference Data, LLC
### Statement of Income
### As of December 31, 2024
(Unaudited)
(in thousands)

| | |
|---|---:|
| **Revenues:** | |
| Data services fees, net | 809,402 |
| Affiliate revenue | 16,579 |
| **Total revenues** | 825,981 |
| | |
| **Expenses:** | |
| Compensation and benefits | 76,800 |
| Professional services | 1,578 |
| Mergers and acquisitions | 137 |
| Technology and communication | 78,388 |
| Rent and occupancy | 2,527 |
| Selling, general and administrative | 3,854 |
| Depreciation and amortization | 675 |
| Affiliate expense | 37,945 |
| **Operating expenses** | 201,904 |
| | |
| **Operating income** | 624,077 |
| Other expenses, net | (1,220) |
| **Pre-tax net income** | 622,857 |
| Income tax expense | 6 |
| **Net income** | $ 622,851 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Services International, Inc.**
**Balance Sheet**
**As of December 31, 2024**
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Current assets:** | | |
| Due from affiliates, net | | 444,101 |
| **Current assets** | | 444,101 |
| | | |
| **Other non-current assets:** | | |
| Investment in subsidiaries | | 747,635 |
| Goodwill | | (1,066) |
| **Other non-current assets** | | 746,569 |
| | | |
| **Total assets** | $ | 1,190,670 |
| | | |
| | | |
| **Total liabilities** | | - |
| | | |
| **Equity:** | | |
| Retained earnings | | 1,190,670 |
| **Total equity** | | 1,190,670 |
| | | |
| **Total liabilities and equity** | $ | 1,190,670 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Services International, Inc.**
**Statement of Income**
**Year Ended December 31, 2024**
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | - |
| **Total revenues** | | - |
| | | |
| **Expenses:** | | |
| Selling, general and adminstrative | | - |
| **Operating expenses** | | - |
| **Operating income** | | - |
| Intercompany interest income | | 21,418 |
| Other Income, Net | | 171 |
| **Other income** | | 21,589 |
| **Pre-tax net income** | | 21,589 |
| Income tax expense | | 5,521 |
| **Net income** | $ | 16,068 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## ICE Data Services Wireless LLC
## Balance Sheet
## As of December 31, 2024
(Unaudited)
(in thousands)

**Current assets:**

| | |
|---|---|
| Cash and Cash Equivalents | 408 |
| Accounts receivable, net of allowance | 689 |
| Due from affiliate, net | 17,537 |
| Prepaid expenses and other current assets | 29 |
| **Current assets** | 18,663 |

**Property and equipment:**

| | |
|---|---|
| Property and equipment cost | 4,805 |
| Accumulated depreciation | (4,805) |
| **Property and equipment, net** | - |

**Other non-current assets:**

| | |
|---|---|
| Investment in subsidiaries | 479 |
| Goodwill | 212 |
| Other Intangibles, Net | 88 |
| **Other non-current assets** | 779 |

| | |
|---|---|
| **Total assets** | $ 19,442 |

## LIABILITIES and EQUITY

**Current liabilities:**

| | |
|---|---|
| Accounts payable and accrued liabilities | 319 |
| **Current liabilities** | 319 |

| | |
|---|---|
| **Total liabilities** | 319 |

**Equity:**

| | |
|---|---|
| Retained earnings | 19,123 |
| **Total equity** | 19,123 |

| | |
|---|---|
| **Total liabilities and equity** | $ 19,442 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## ICE Data Services Wireless LLC
## Statement of Income
## As of December 31, 2024
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Data services fees, net | $ | 5,151 |
| **Total revenues** | | 5,151 |
| | | |
| **Expenses:** | | |
| Professional services | | 9 |
| Technology and communication | | 4,751 |
| Selling, general and administrative | | 4 |
| Depreciation and amortization | | 267 |
| Affiliate expense | | 1,050 |
| **Operating expenses** | | 6,081 |
| | | |
| **Operating income** | | (930) |
| Affiliate interest income | | 1,212 |
| Other income, net | | 10 |
| **Pre-tax net income** | | 292 |
| Income tax expense | | - |
| **Net income** | $ | 292 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024  has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## ICE Data Services, Inc.
## Balance Sheet
## As of December 31, 2024
(Unaudited)
(in thousands)

**Current assets:**

| | |
|---|---:|
| Accounts receivable, net of allowance | 4,093 |
| Prepaid expenses and other current assets | 7,665 |
| Other current assets | 2,433 |
| Current Income Tax Receivable | 313 |
| Due from affiliates, net | 489,561 |
| **Current assets** | 504,065 |

**Property and equipment:**

| | |
|---|---:|
| Operating Lease Right of Use Asset | 70,471 |
| Property and equipment cost | 536,243 |
| Accumulated depreciation | (357,923) |
| **Property and equipment, net** | 248,791 |

**Other non-current assets:**

| | |
|---|---:|
| Goodwill | 43,719 |
| Other Intangibles, Net | 11,605 |
| Investment in subsidiaries | 874,237 |
| Deferred tax assets- non-current | 58,310 |
| Other noncurrent assets | 251 |
| **Other non-current assets** | 988,122 |

| | |
|---|---:|
| **Total assets** | $ 1,740,978 |

## LIABILITIES and EQUITY

**Current liabilities:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 12,167 |
| Accrued salaries and benefits | 29,110 |
| Deferred revenue | 513 |
| **Current liabilities** | 41,790 |

**Non-current liabilities:**

| | |
|---|---:|
| Other noncurrent liabilities | 107,732 |
| Accrued Employee Benefits - Long Term | - |
| **Non-current liabilities** | 107,732 |

| | |
|---|---:|
| **Total liabilities** | 149,522 |

**Equity:**

| | |
|---|---:|
| Contributed capital | 74,130 |
| Retained earnings | 1,517,380 |
| Accumulated Other Comprehensive Income | (54) |
| **Total equity** | 1,591,456 |

| | |
|---|---:|
| **Total liabilities and equity** | $ 1,740,978 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Services, Inc.**
**Statement of Income**
**As of December 31, 2024**
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Revenues:** | | |
| Data services fees, net | $ | 7,577 |
| **Total revenues** | | 7,577 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 109,595 |
| Professional services | | 530 |
| M&A Expenses | | 2,120 |
| Technology and communication | | 21,645 |
| Rent and occupancy | | 12,841 |
| Selling, general and administrative | | 9,698 |
| Depreciation and amortization | | 64,198 |
| Affiliate expense | | 89,208 |
| **Operating expenses** | | 309,835 |
| | | |
| **Operating loss** | | (302,258) |
| | | |
| Affiliate interest income | | 131,675 |
| Other income, net | | 45 |
| **Other expense, net** | | 131,720 |
| | | |
| **Pre-tax net loss** | | (170,538) |
| Income tax expense | | 122,363 |
| | | |
| **Net loss** | $ | (292,901) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE eConfirm LLC
# BALANCE SHEET
### As of December 31, 2024
### (Unaudited)
### (in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 457 |
| Accounts receivable, net | | 653 |
| Due from affiliates, net | | 9,606 |
| **Current assets** | | 10,716 |
| **Assets** | | 10,716 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| **Current liabilities** | $ | - |

**NON-CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Other non-current liabilities | | 356 |
| **Non-current liabilities** | | 356 |
| **Liabilities** | | 356 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Retained earnings | | 10,360 |
| **Equity** | | 10,360 |
| **Total liabilities and equity** | $ | 10,716 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## ICE eConfirm LLC
## STATEMENT OF INCOME
### Year Ended December 31, 2024
### (Unaudited)
### (in thousands)

| | | |
|---|---|---:|
| Transaction and clearing fees, net | $ | 5,961 |
| **Total revenue** | | **5,961** |
| | | |
| Selling, general and administrative | | (3) |
| Professional services | | 23 |
| Affiliate expense | | 1,050 |
| **Operating expenses** | | **1,070** |
| **Operating income** | | **4,891** |
| | | |
| Affiliate interest income | | 257 |
| **Other expense, net** | | **257** |
| | | |
| **Pre-tax net income** | | **5,148** |
| | | |
| **Net income** | | **5,148** |

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE ETF Hub, LLC
# Balance Sheet
## As of December 31, 2024
### (Unaudited)
### (in thousands)

**CURRENT ASSETS:**
| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 924 |
| Accounts receivable, net | | 951 |
| **Current assets** | | 1,875 |

**PLANT PROPERTY AND EQUIPMENT:**
| | |
|---|---:|
| Property and equipment | 12,491 |
| Accumulated depreciation | (8,240) |
| **Property and equipment, net** | 4,251 |

**OTHER NON-CURRENT ASSETS:**
| | |
|---|---:|
| Investment in subsidiary | 80,000 |
| **Other non-current assets** | 80,000 |

| | | |
|---|---|---:|
| **Total assets** | $ | 86,126 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**
| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | - |
| Due to affiliates, net | | 2,345 |
| **Current liabilities** | | 2,345 |
| **Total liabilities** | | 2,345 |

**EQUITY:**
| | |
|---|---:|
| Retained earnings | 83,781 |
| **Total equity** | 83,781 |

| | | |
|---|---|---:|
| **Total liabilities and equity** | $ | 86,126 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE ETF Hub, LLC**
**Statement of Income**
**Year Ended December 31, 2024**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **Revenue:** | | |
| Fixed Income & Data Services Revenues | $ | 1,712 |
| **Total Revenue** | | 1,712 |
| | | |
| **Expenses:** | | |
| Professional Services | | 149 |
| Selling, General and Administration | | (105) |
| Depreciation and amortization | | 2,603 |
| Affiliate expense | | 341 |
| **Operating expenses** | | 2,988 |
| **Operating loss** | | (1,276) |
| Other Income (Expense) | | 1 |
| **Pre-tax net loss** | | (1,275) |
| Income tax benefit | | - |
| **Net loss** | $ | (1,275) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Execution Services, LLC**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Due to Affiliates, net | | 1,304 |
| **Current assets** | | 1,304 |
| | | |
| **Total Assets** | $ | 1,304 |
| | | |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Due to affiliates | | - |
| **Current liabilities** | | - |
| | | |
| **Total liabilities** | | - |
| | | |
| **EQUITY:** | | |
| Contributed Capital | | 759 |
| Retained earnings | | 545 |
| **Equity** | | 1,304 |
| | | |
| **Total liabilities and equity** | $ | 1,304 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Futures U.S., Inc.
## Balance Sheet
## As of December 31, 2024
(Unaudited)
(in thousands)

**Current assets:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 2,290 |
| Restricted cash | | 49,600 |
| Income tax receivable | | 56 |
| Accounts Receivable, Net of Allowance | | (2,437) |
| Prepaid expenses and other current assets | | 405 |
| Due from affiliates, net | | 62,148 |
| **Current assets** | | 112,062 |

**Property and equipment:**

| | |
|---|---:|
| Property and equipment cost | 52 |
| Accumulated depreciation | (31) |
| **Property and equipment, net** | 21 |

**Other non-current assets:**

| | |
|---|---:|
| Goodwill | 912,505 |
| Other intangibles assets, net | 282,451 |
| Investment in Sub | 51,967 |
| Other noncurrent assets | 1,608 |
| **Other non-current assets** | 1,248,531 |

| | | |
|---|---|---:|
| **Total assets** | $ | 1,360,614 |

## LIABILITIES and EQUITY

**Current liabilities:**

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 16,961 |
| Accrued salaries and benefits | | 2,997 |
| Deferred revenue | | 80 |
| **Current liabilities** | | 20,038 |

**Non-current liabilities:**

| | |
|---|---:|
| Deferred tax liabilities - noncurrent | 73,708 |
| Other noncurrent liabilities | 9,691 |
| **Non-current liabilities** | 83,399 |

| | |
|---|---:|
| **Total liabilities** | 103,437 |

**Equity:**

| | |
|---|---:|
| Contributed capital | 36,994 |
| Retained earnings | 1,220,183 |
| **Total equity** | 1,257,177 |

| | | |
|---|---|---:|
| **Total liabilities and equity** | $ | 1,360,614 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Futures U.S., Inc.**
**Statement of Income**
**Year Ended December 31, 2024**
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | 55,116 |
| Revenues from affiliates | | 183,070 |
| **Total revenues** | | 238,186 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 13,311 |
| Professional services | | 363 |
| Technology and communication | | 27,277 |
| Rent and occupancy | | 733 |
| Selling, general and adminstrative | | 3,872 |
| Depreciation and amortization | | 1,320 |
| Service and license fees to affiliates | | 53,489 |
| **Operating expenses** | | 100,365 |
| **Operating income** | | 137,821 |
| | | |
| Other income, net | | 4,346 |
| **Other income, net** | | 4,346 |
| **Pre-tax net income** | | 142,167 |
| Income tax expense | | 35,084 |
| **Net income** | $ | 107,083 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**CURRENT ASSETS:**

| | |
|---|---:|
| Due from affiliates, net | 48,306 |
| **Current Assets** | 48,306 |

**OTHER NONCURRENT ASSETS:**

| | |
|---|---:|
| Deferred tax asset - noncurrent | 800 |
| **Other Noncurrent Assets** | 800 |

| | | |
|---|---|---:|
| **Total assets** | $ | 49,106 |

**LIABILITIES AND MEMBER EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 39 |
| Accrued salaries and benefits | 2,681 |
| **Current Liabilities** | 2,720 |

| | |
|---|---:|
| **Total liabilities** | 2,720 |

**EQUITY:**

| | |
|---|---:|
| Additional Paid in Capital | 27,362 |
| Retained Earnings | 19,024 |
| **Equity** | 46,386 |

| | | |
|---|---|---:|
| **Total liabilities and equity** | $ | 49,106 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Markets Inc.**
**Income Statement**
**Year Ended December 31, 2024**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| **REVENUES:** | |
| Affiliate revenue | 19,249 |
| **Operating Revenues** | **19,249** |
| | |
| **OPERATING EXPENSES:** | |
| Compensation and benefits | 10,547 |
| Professional services | 418 |
| Rent and occupancy | 436 |
| Technology and communication | 6 |
| Selling, general & administrative | 630 |
| Intercompany expense | 2,960 |
| **Operating expenses** | **14,997** |
| | |
| Other Income, Net | 70 |
| | |
| **Pre-tax net income** | **4,322** |
| | |
| Income tax expense | 1,726 |
| | |
| **Net income** | **$ 2,596** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## ICE Middle East Investments, LLC
## Balance Sheet
## As of December 31, 2024
(Unaudited)

(in thousands)

| | | |
|---|---|---:|
| **Current assets:** | | |
| Cash and cash equivalents | $ | 60 |
| **Current assets** | | 60 |
| | | |
| **Other non-current assets:** | | |
| Investment in subsidiary | | 55,701 |
| **Other non-current assets** | | 55,701 |
| | | |
| **Total assets** | $ | 55,761 |

### LIABILITIES and EQUITY

| | | |
|---|---|---:|
| **Current liabilities:** | | |
| Due to affiliates, net | $ | 2,233 |
| **Current liabilities** | | 2,233 |
| | | |
| **Total liabilities** | | 2,233 |
| | | |
| **Non-Controlling Interest** | | 5,522 |
| | | |
| **Equity:** | | |
| Retained earnings | | 48,006 |
| **Total equity** | | 48,006 |
| | | |
| **Total liabilities and equity** | $ | 55,761 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Middle East Investments, LLC**
**Statement of Income**
**Year Ended December 31, 2024**
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | - |
| **Total revenues** | | - |
| | | |
| **Expenses:** | | |
| Affiliate expenses | | 1,116 |
| **Operating expenses** | | 1,116 |
| | | |
| **Operating loss** | | (1,116) |
| | | |
| Intercompany Interest Expense | | (66) |
| **Other expense, net** | | (66) |
| | | |
| **Pre-tax net loss** | | (1,182) |
| Income tax expense | | (3) |
| **Net loss** | $ | (1,179) |
| **Net income from continuing operations attributable to non-controlling interest** | $ | 12,779 |
| **Net income attributable to ICE** | $ | 11,600 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Mortgage Services, LLC**
**BALANCE SHEET**
**As of December 31, 2024**

**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | | $ 6 |
| | **Current assets** | 6 |
| | | |
| **OTHER NON-CURRENT ASSETS:** | | |
| Goodwill | | 168,177 |
| Other intangibles | | 38,625 |
| Investment in subsidiary | | 203,694 |
| | **Other non-current assets** | 410,496 |
| | **Assets** | 410,502 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Due to affiliates, net | | 100,987 |
| | **Current liabilities** | 100,987 |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred tax liability - non current | | 30,865 |
| | **Non-current liabilities** | 30,865 |
| | **Liabilities** | 131,852 |
| | | |
| **SHAREHOLDERS EQUITY:** | | |
| Retained earnings | | 278,650 |
| | **Equity** | 278,650 |
| | **Total liabilities and equity** | $ 410,502 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Mortgage Services, LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2024**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| Intercompany revenue | $ - |
| **Total revenue** | - |
| Depreciation and amortization | 10,300 |
| **Operating expenses** | 10,300 |
| **Operating loss** | (10,300) |
| **Pre-tax net loss** | (10,300) |
| **Net loss** | (10,300) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ASSETS:**

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Income Tax Receivable | | 0 |
| Due from affiliates, net | | - |
| **Current Assets** | | - |
| **NON-CURRENT ASSETS:** | | |
| Goodwill | | 34,628 |
| Other intangibles | | 17,439 |
| Investment in subsidiary | | 8,034 |
| **Non-Current Assets** | | 60,101 |
| **Total assets** | $ | **60,101** |

**LIABILITIES AND EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Due to affiliates, net | | 1,227 |
| **Current liabilities** | $ | **1,227** |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred tax liability | | 12,115 |
| | | 12,115 |
| **Liabilities** | | 13,342 |
| **Redeemable non controlling interest** | | 22,134 |
| **EQUITY** | | |
| Retained earnings | | 24,625 |
| **Total equity** | | 24,625 |
| **Total liabilities & Equity** | $ | **60,101** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incon
taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e
December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan
Commission.



**ICE Mortgage Technology Holdings, Inc.**
**Income Statement**
**As Of December 31, 2024**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | - |
| **Total revenues** | | - |
| | | |
| **Expenses:** | | |
| Selling, general and adminstrative | | - |
| Amortization and Depreciation | | 561 |
| **Operating expenses** | | 561.00 |
| **Operating income** | | (561.00) |
| Intercompany interest income | | - |
| Other Income, Net | | - |
| **Other income** | | - |
| **Pre-tax net income** | | (561) |
| Income tax expense | | 12,899 |
| **Net loss** | $ | (13,460) |
| **Net income from continuing operations attributable to non-controlling interest** | $ | 47 |
| **Net loss attributable to ICE** | $ | (13,413) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Mortgage Technology, Inc.**
**BALANCE SHEET**
**As of December 31, 2024**
**(Unaudited)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | | 1,692 |
| Accounts receivable, net | | 93,025 |
| Prepaid expenses and other current assets | | 57,231 |
| Current Income tax receivable | | 239 |
| Due from affiliates, net | | 820,740 |
| | **Current assets** | 972,927 |

**PLANT PROPERTY AND EQUIPMENT:**

| | | |
|---|---|---:|
| Property and equipment | | 552,209 |
| Accumulated depreciation | | (275,940) |
| Operating Lease Right of Use Asset | | 4,656 |
| | **Property and equipment, net** | 280,925 |

**OTHER NON-CURRENT ASSETS:**

| | | |
|---|---|---:|
| Goodwill | | 7,737,774 |
| Other intangibles, net | | 2,940,202 |
| Other non-current assets | | 54,129 |
| | **Other non-current assets** | 10,732,105 |
| | **Assets** | 11,985,957 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | | 22,209 |
| Accrued salaries and benefits | | 25,110 |
| Other current liabilities | | 10,982 |
| Deferred revenue | | 17,560 |
| | **Current liabilities** | 75,861 |

**NON-CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Deferred tax liabilities Non current | | 699,673 |
| Deferred revenue - Long term | | 410 |
| Other non-current liabilities | | 51,506 |
| | **Non-current liabilities** | 751,589 |
| | **Liabilities** | 827,450 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid-in capital | | 79,387 |
| Contributed Capital | | 16,186 |
| Retained earnings | | 11,062,934 |
| | **Equity** | 11,158,507 |
| | **Total liabilities and equity** | 11,985,957 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Mortgage Technology, Inc.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2024**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---:|---:|
| Mortgage Technology Revenues | $ | 762,693 |
| **Total revenue** | | **762,693** |
| | | |
| Compensation and benefits | | 193,650 |
| Professional services | | 7,525 |
| Acquisition-related transaction and integration costs | | 6,189 |
| Technology and communication | | 92,666 |
| Rent and occupancy | | 3,416 |
| Selling, general and administrative | | 24,137 |
| Depreciation and amortization | | 443,249 |
| Intercompany Expense | | 30,972 |
| **Operating expenses** | | **801,804** |
| **Operating loss** | | **(39,111)** |
| Intercompany Interest Income | | 47,622 |
| Other expense, net | | 111 |
| **Other income, net** | | **47,733** |
| **Pre-tax net income** | | **8,622** |
| **Income tax benefit** | | **25,284** |
| **Net income** | | **33,906** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE NGX U.S. Inc.**
**BALANCE SHEET**
As of December 31, 2024
(Unaudited)

**CURRENT ASSETS:**

| | | | |
|---|---|---|---|
| Cash and Cash Equivalents | $ | | 1,191 |
| Accounts receivable net of allowance | $ | | (46) |
| Prepaid expenses and other current assets | | | - |
| Due from affiliate, net | | | 313 |
| Income tax receivable | | | 53 |
| **Current assets** | | | 1,511 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---|
| Property and equipment | 44 |
| Operating lease right of use asset | 31 |
| Accumulated depreciation | (44) |
| **Property and equipment, net** | 31 |

**NON-CURRENT ASSETS:**

| | |
|---|---|
| Deferred tax assets- non-current | 4 |
| **Other non-current assets** | 4 |
| **Assets** | 1,546 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---|
| Accounts payable and accrued liabilities | 26 |
| Accrued salaries and benefits | 430 |
| Other current liabilities | 29 |
| **Current liabilities** | 485 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---|
| Other non current liability | 0 |
| | 0 |
| **Liabilities** | 485 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---|
| Additional paid in capital | | 35 |
| Retained earnings | | 1,028 |
| Accumulated other comprehensive income | | (2) |
| **Equity** | | 1,061 |
| **Total liabilities and equity** | $ | 1,546 |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE NGX U.S. Inc.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2024**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Intercompany revenues | $ | 2,290 |
| **Total revenue** | | **2,290** |
| Compensation and benefits | | 2,131 |
| Professional Services | | 3 |
| Technology and communication | | 4 |
| Rent and other occupancy | | 58 |
| Selling, general and administrative | | 32 |
| Depreciation and amortization | | 3 |
| **Operating expenses** | | **2,231** |
| **Operating income** | | **59** |
| Other income, net | | 50 |
| **Pre-tax net income** | | **109** |
| Income tax expense | | 28 |
| **Net income** | | **81** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE PROCESSING, LLC**
**BALANCE SHEET**
As of December 31, 2024
(unaudited)
(In thousands)

**OTHER NON-CURRENT ASSETS:**

| | | | |
|---|---|---|---|
| Investment in affiliates | | $ | 8,536 |
| | Other non-current assets | | 8,536 |
| | Assets | $ | 8,536 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Current liabilities | | - |

**EQUITY:**

| | | | |
|---|---|---|---|
| Retained earnings | | | 8,536 |
| | Equity | | 8,536 |
| | Total Liabilities and Equity | $ | 8,536 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE PROCESSING, LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2024**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---|
| Total revenue | | - |
| Operating expenses | | - |
| Operating income | | |
| Other income | | - |
| Pre-tax net income | | - |
| Income tax expense | | - |
| Net income | $ | - |

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Swap Trade, LLC**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 4,785 |
| Restricted cash | | 300 |
| Prepaid Expenses and Other Current Assets | | 33 |
| Due from affiliate | | 20,440 |
| **Current assets** | | 25,558 |
| | | |
| **Total assets** | $ | 25,558 |

**LIABILITIES AND MEMBER EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 3 |
| **Current liabilities** | | 3 |

**EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | 9,200 |
| Retained earnings | | 16,355 |
| **Equity** | | 25,555 |
| | | |
| **Total liabilities and equity** | $ | 25,558 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Swap Trade, LLC**
**Income Statement**
**Year Ended December 31, 2024**
**(Unaudited)**
**(in thousands)**

**REVENUES:**

| | | |
|---|---|---:|
| Transaction fees | $ | 3,732 |
| **Operating revenues** | | 3,732 |

**OPERATING EXPENSES:**

| | | |
|---|---|---:|
| Compensation and benefits | | 20 |
| Professional Services | | 186 |
| Technology Expenses | | 81 |
| Selling, general & administrative | | 11 |
| Service and license fees to affiliate | | 1,293 |
| **Operating expenses** | | **1,591** |
| | | |
| **Operating income** | | **2,141** |
| | | |
| **Net income** | $ | **2,141** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE UK GP, LLC**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **NON CURRENT ASSETS:** | | |
| Investment in sub | $ | 543 |
| **Non current assets** | | **543** |
| | | |
| **Total assets** | | **543** |
| | | |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Intercompany | $ | 1 |
| **Current liabilities** | | **1** |
| | | |
| **EQUITY:** | | |
| Retained Earnings | | 542 |
| **Equity** | | **542** |
| | | |
| **Total Equity** | $ | **543** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE UK LP, LLC**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---:|
| Investment in subsidiary | $ | 5 |
| **Total assets** | | **5** |

**LIABILITIES AND MEMBER EQUITY:**

**CURRENT LIABILITIES**

| | | |
|---|---|---:|
| Due to affiliates | $ | 1 |
| **Current liabilities** | | **1** |

**EQUITY:**

| | | |
|---|---|---:|
| Member capital | | 4 |
| **Equity** | | **4** |

| | | |
|---|---|---:|
| **Total Liabilities and Equity** | $ | **5** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE U.S. Holding Company GP LLC**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **Current assets:** | | |
| Due from affiliate | $ | 3 |
| Income tax receivable | | 3 |
| **Current assets** | | 6 |
| **Non-current assets:** | | |
| Investment in affiliate | | 15 |
| **Non-current assets** | | 15 |
| | | |
| **Total assets** | | 21 |
| | | |
| **Liabilities and Equity** | | |
| | | |
| **Equity:** | | |
| Retained earnings | | 21 |
| **Total equity** | | 21 |
| | | |
| **Total liabilities and equity** | $ | 21 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE US Holding Company LP**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **Current assets:** | | |
| Cash and Cash Equivalents | $ | 3,756 |
| Current income tax receivable | | 33 |
| Due from affiliate | | 264 |
| **Current assets** | | 4,053 |
| | | |
| Deferred Tax Asset | | 41 |
| **Non current assets** | | 41 |
| | | |
| **Investment in subsidiary** | | 388,085 |
| | | |
| **Total assets** | $ | 392,179 |
| | | |
| **Liabilities and Equity** | | |
| **Current liabilities:** | | |
| Accounts Payable and Accrued Liabilities | | 181 |
| **Current liabilities** | $ | 181 |
| | | |
| **Total liabilities** | | 181 |
| | | |
| **Equity:** | | |
| Contributed capital | | 46,258 |
| Retained earnings | | 345,740 |
| **Total equity** | | 391,998 |
| | | |
| **Total liabilities and equity** | $ | 392,179 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE US Holding Company LP**
**Income Statement**
**Year Ended December 31, 2024**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| **Total revenues** | - |
| | |
| **Operating expenses:** | |
| Selling, general & administration | 2 |
| **Total operating expenses** | 2 |
| **Operating loss** | (2) |
| | |
| **Other Expense** | - |
| **Income tax expense** | 1,024 |
| | |
| **Net Loss** | $ (1,026) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE US Holding Company LP LLC
# Balance Sheet
# As Of December 31, 2024
# (Unaudited)

**ASSETS:**

| | | |
|---|---|---:|
| Income tax receivable | | 1,736 |
| Due from affiliates | | 1,179 |
| **Total current assets** | $ | **2,915** |
| | | |
| **Total assets** | $ | **2,915** |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---:|
| Member capital | | 2,915 |
| **Equity** | $ | **2,915** |
| | | |
| **Total equity** | $ | **2,915** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE U.S. OTC Commodity Markets, LLC**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**
**(In thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 2,248 |
| Accounts receivable, net | | 31,484 |
| Current income tax receivable | | 14 |
| Due from affiliate | | 8,248 |
| **Current assets** | | 41,994 |
| **Total assets** | $ | **41,994** |

**LIABILITIES AND MEMBER EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | 20,560 |
| **Current liabilities** | | 20,560 |
| **Total liabilities** | | **20,560** |

**EQUITY:**

| | | |
|---|---|---|
| Additional paid-in capital | | 193 |
| Retained earnings | | 21,241 |
| **Equity** | | **21,434** |
| **Total liabilities and equity** | $ | **41,994** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE U.S. OTC Commodity Markets, LLC**
**Income Statement**
**As Of December 31, 2024**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **REVENUES:** | | |
| Transaction fees, net | $ | 1,631 |
| Market data fees | | 146,644 |
| Other revenue | | 22,998 |
| Intercompany revenue | | 4,716 |
| **Operating revenues** | | **175,989** |
| | | |
| **OPERATING EXPENSES:** | | |
| Professional Services | | 49 |
| Technology and communication | | 110 |
| Selling, general & administration | | 416 |
| Service & license fees to affiliates | | 133,727 |
| **Operating expenses** | | **134,302** |
| **Operating income** | | **41,687** |
| | | |
| **OTHER EXPENSE:** | | |
| Intercompany Interest Income | | 13 |
| Other income | | (53) |
| **Other Income** | | **(40)** |
| | | |
| **Pre-tax net income** | | 41,647 |
| Income tax expense | | 3 |
| **Net income** | $ | **41,644** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Interactive Data Holdings Corporation
## Balance Sheet
## As of December 31, 2024
(Unaudited)
(in thousands)

| | |
|---|---:|
| **Current assets:** | |
| Cash and Cash Equivalents | 5 |
| Due from affiliates | 29,585 |
| **Current assets** | **29,590** |
| | |
| **Non-current assets:** | |
| Goodwill | 3,232,221 |
| Other intangibles, net | 1,433,589 |
| Investment in subsidiary | 9,847 |
| **Non-current assets** | **4,675,657** |
| | |
| **Total assets** | **$ 4,705,247** |

### LIABILITIES and EQUITY

| | |
|---|---:|
| **Non-current liabilities:** | |
| Deferred tax liabilities - noncurrent | 409,276 |
| **Non-current liabilities** | **409,276** |
| | |
| **Total liabilities** | **409,276** |
| | |
| **Equity:** | |
| Retained earnings | 4,294,497 |
| Accumulated Other Comprehensive Income | 1,474 |
| **Total equity** | **4,295,971** |
| | |
| **Total liabilities and equity** | **$ 4,705,247** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## Interactive Data Holdings Corporation
## Statement of Income
## As of December 31, 2024
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Total revenues** | | - |
| | | |
| **Expenses:** | | |
| Depreciation and amortization | | 98,300 |
| **Operating expenses** | | 98,300 |
| | | |
| **Operating loss** | | (98,300) |
| Other expenses, net | | - |
| **Pre-tax net loss** | | (98,300) |
| Income tax benefit | | 29,595 |
| **Net loss** | $ | (68,705) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024  has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Interactive Data Online Properties, Inc.
## Balance Sheet
## As of December 31, 2024
(Unaudited)
(in thousands)

**Current assets:**

| | |
|---|---:|
| Accounts receivable, net | 4 |
| Current income tax receivable | 17 |
| Due from affiliates, net | 39,704 |
| **Current assets** | 39,725 |
| | |
| **Total assets** | $ 39,725 |

### LIABILITIES and EQUITY

**Current liabilities:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 1 |
| Deferred Revenue | 98 |
| **Current liabilities** | 99 |
| | |
| **Non-current liabilitiess:** | |
| Deferred tax liabilities- non-current | 1,263 |
| **Non-current liabilities** | 1,263 |
| | |
| **Total liabilities** | 1,362 |
| | |
| **Equity:** | |
| Retained earnings | 38,363 |
| **Total equity** | 38,363 |
| | |
| **Total liabilities and equity** | $ 39,725 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Interactive Data Online Properties, Inc.
## Statement of Income
## As of December 31, 2024
### (Unaudited)
### (in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Data services fees, net | $ | 1,026 |
| **Total revenues** | | 1,026 |
| | | |
| **Expenses:** | | |
| Selling, general and administrative | | 13 |
| **Operating expenses** | | 13 |
| | | |
| **Operating income** | | 1,013 |
| | | |
| **Pre-tax net income** | | 1,013 |
| Income tax expense | | 232 |
| **Net income** | $ | 781 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Interactive Data Real-Time Group, Inc.
## Balance Sheet
### As of December 31, 2024
(Unaudited)
(in thousands)

| | | |
|---|---:|---:|
| **Current assets:** | | |
| Accounts receivable, net of allowance | $ | 94 |
| Due from affiliates, net | | 403 |
| **Current assets** | | 497 |
| | | |
| **Other non-current assets:** | | |
| Deferred tax assets- non-current | | 1 |
| **Other non-current assets** | | 1 |
| | | |
| **Total assets** | | 498 |

### LIABILITIES and EQUITY

| | | |
|---|---:|---:|
| **Equity:** | | |
| Retained earnings | $ | 498 |
| **Total equity** | | 498 |
| | | |
| **Total liabilities and equity** | | 498 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Interactive Data Real-Time Group, Inc.
## Statement of Income
## As of December 31, 2024
### (Unaudited)
### (in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Data services fees, net | $ | 267 |
| **Total revenues** | | **267** |
| | | |
| **Expenses:** | | |
| Professional Services | | 1 |
| Selling, general and administrative | | 13 |
| **Operating expenses** | | **14** |
| | | |
| **Operating income** | | **253** |
| | | |
| Other expense, net | | (176) |
| **Other expense, net** | | **(176)** |
| | | |
| **Pre-tax net income** | | 77 |
| | | |
| Income tax expense | | 14 |
| | | |
| **Net income** | $ | 63 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**INTERCONTINENTAL EXCHANGE HOLDINGS, INC.**
**BALANCE SHEET**
As of December 31, 2024
(Unaudited)

**CURRENT ASSETS:**

| | |
|---|---|
| Cash and cash equivalents | $ 7,993 |
| Restricted cash | 10,007 |
| Accounts receivable, net of allowance | 6,647 |
| Prepaid expenses and other current assets | 66,729 |
| Due from affiliates, net | 7,800,109 |
| Current Income tax receivable | 38,713 |
| **Current assets** | 7,930,198 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---|
| Property and equipment | 879,056 |
| Accumulated depreciation | (600,102) |
| Operating Lease Right of Use Asset | 49,894 |
| **Property and equipment, net** | 328,848 |

**OTHER NON-CURRENT ASSETS:**

| | |
|---|---|
| Goodwill | 511,185 |
| Other intangibles, net | 11,201 |
| Deferred Income Tax Asset - Non Current | 93,384 |
| Investment in affiliates | 2,542,040 |
| Other non-current assets | 46,212 |
| **Other non-current assets** | 3,204,022 |
| **Assets** | 11,463,068 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---|
| Accounts payable and accrued liabilities | 69,538 |
| Accrued salaries and benefits | 82,603 |
| Other current liabilities | 6,503 |
| Deferred revenue | 198 |
| **Current liabilities** | 158,842 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---|
| Other non-current liabilities | 195,947 |
| **Non-current liabilities** | 195,947 |
| **Liabilities** | 354,789 |

**Noncontrolling interest** — 433,802

**SHAREHOLDERS EQUITY:**

| | |
|---|---|
| Additional paid-in capital | 699,460 |
| Retained earnings | 9,960,077 |
| Accumulated other comprehensive income | 14,940 |
| **Equity** | 10,674,477 |
| **Total liabilities and equity** | $ 11,463,068 |



**INTERCONTINENTAL EXCHANGE HOLDINGS, INC.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2024**
**(Unaudited)**

| | | |
|---|---|---:|
| Transaction and clearing fees, net | $ | 5,185 |
| Data services fees, net | | 40,711 |
| Affiliate revenue | | 619,621 |
| **Total revenue** | | **665,517** |
| | | |
| Compensation and benefits | | 336,678 |
| Professional services | | 31,815 |
| Acquisition-related transaction and integration costs | | 39,358 |
| Technology and communication | | 178,374 |
| Rent and occupancy | | 6,590 |
| Selling, general and administrative | | 43,221 |
| Depreciation and amortization | | 114,720 |
| Affiliate expense | | 34,930 |
| **Operating expenses** | | **785,686** |
| **Operating loss** | | **(120,169)** |
| | | |
| Interest income | | 2,394 |
| Affiliate interest income | | 267,363 |
| Other expense, net | | (80,526) |
| **Other income, net** | | **189,231** |
| **Pre-tax net income** | | **69,062** |
| **Income tax expense** | | **49,089** |
| **Net income** | | **19,973** |
| | | |
| **Net loss from continuing operations attributable to non-controlling interest** | | (60,922) |
| **Net loss attributable to ICE** | $ | **(40,949)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# IntercontinentalExchange International, Inc.
## Balance Sheet
### As Of December 31, 2024
### (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND MEMBER EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |

| | | |
|---|---|---|
| **Total Equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# Intercontinental Exchange Property Protection, Inc.
## Balance Sheet
## As of December 31, 2024
(Unaudited)
(in thousands)



| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 3,698 |
| Prepaid expenses and other current assets | | 1,093 |
| Due from affiliates, net | | 6,981 |
| Income tax receivable | | 58 |
| **Current assets** | | 11,830 |
| | | |
| **Total assets** | $ | 11,830 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts Payable and Accrued Liabilities | $ | 37 |
| Other current liabilities | | 1,176 |
| **Current liabilities** | | 1,213 |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred tax liability- non current | | 72 |
| **Non-current liabilities** | | 72 |
| | | |
| **Total Liabilities** | $ | 1,285 |
| | | |
| **EQUITY:** | | |
| Retained earnings | | 10,545 |
| **Total equity** | | 10,545 |
| | | |
| **Total liabilities and equity** | $ | 11,830 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Intercontinental Exchange Property Protection, Inc.
## Statement of Income
## Year Ended December 31, 2024
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Total Revenue** | $ | - |
| | | |
| **Expenses:** | | |
| Professional services | | 102 |
| Selling, general and administrative | | (277) |
| **Operating Expenses** | | (175) |
| **Operating Income** | $ | 175 |
| | | |
| Interest income | | 1 |
| Intercompany Interest income | | 446 |
| **Other Income** | | 447 |
| | | |
| **Pre-tax net income** | | 622 |
| Income tax expense | | 140 |
| **Net income** | $ | 482 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statement of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted account principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securitie and Exchange Commission.



**INTERCONTINENTAL EXCHANGE, INC.**
**BALANCE SHEET**
**As of December 31, 2024**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 15,137 |
| Restricted Short Term Investments | | 500,000 |
| Accounts Receivable Net of Allowance | | 335 |
| Prepaid expenses and other current assets | | 17,846 |
| Income tax receivable | | 60,251 |
| **Current assets** | | 593,569 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Investment in subsidiaries | 41,909,749 |
| Deferred tax asset - non-current | 29,039 |
| Other non-current assets | 127,323 |
| **Non-current assets** | 42,066,111 |
| **Total assets** | $ 42,659,680 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 134,134 |
| Accrued salaries and benefits | | 36,278 |
| Due to affiliates, net | | 15,761,126 |
| Income tax payable | | 120,596 |
| Current debt | | 3,027,409 |
| **Current liabilities** | | 19,079,543 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Notes payable long-term | 17,338,422 |
| **Non-current liabilities** | 17,338,422 |
| **Total liabilities** | 36,417,965 |

**EQUITY:**

| | |
|---|---:|
| Common stock, $0.01 par value | 6,510 |
| Treasury stock, at cost | (6,384,547) |
| Contributed capital | 14,731,589 |
| Retained earnings | (86,491) |
| Accumulated other comprehensive income | (2,025,346) |
| **Total equity** | 6,241,715 |
| **Total liabilities and equity** | $ 42,659,680 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**INTERCONTINENTAL EXCHANGE, INC.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2024**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| **Total Revenue** | $ - |
| | |
| **Expenses:** | |
| Compensation and benefits | 1,156 |
| Acquisition-related transaction and integration costs | 16 |
| Selling, general and administrative | 1,266 |
| **Operating expenses** | 2,438 |
| **Operating loss** | (2,438) |
| | |
| Interest income | 20,198 |
| Affiliate interest expense | (702,457) |
| Interest expense | (879,804) |
| Other expense, net | (527) |
| **Other expense, net** | (1,562,590) |
| | |
| **Pre-tax net loss** | (1,565,028) |
| | |
| Income tax benefit | 406,061 |
| | |
| **Net loss** | $ (1,158,967) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Internet Services Telco LLC**
**BALANCE SHEET**
As of December 31, 2024
(Unaudited)

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 160 |
| Accumulated depreciation | (160) |
| **Property and equipment, net** | - |
| | |
| **Total assets** | - |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Due to affiliates, net | 85 |
| **Current liabilities** | 85 |
| | |
| **Total liabilities** | 85 |

**SHAREHOLDERS EQUITY:**

| | |
|---|---:|
| Retained deficit | (85) |
| **Total equity** | (85) |
| | |
| **Total liabilities and equity** | $ - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**MERSCORP Holdings, Inc.**
**BALANCE SHEET**
**As of December 31, 2024**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 3,959 |
| Accounts receivable, net of allowance | | 12,745 |
| Due from affiliates, net | | 86,156 |
| Income tax receivable | | 1,959 |
| | **Current assets** | 104,819 |
| | | |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment | | 23,562 |
| Accumulated depreciation | | (17,960) |
| Operating lease asset | | 297 |
| | **Property and equipment, net** | 5,899 |
| **NON-CURRENT ASSETS:** | | |
| Deferred income tax asset non-current | | 2,102 |
| Total restricted cash LT | | 90 |
| | **Other non-current assets** | 2,192 |
| | | |
| | **Total assets** | 112,910 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 166 |
| Accrued salaries and benefits | | 2,204 |
| Other current liabilities | | 391 |
| Deferred revenue | | 19,649 |
| | **Current liabilities** | 22,410 |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| Other non-current liabilities | | 150 |
| | **Non-current liabilities** | 150 |
| | | |
| | **Total liabilities** | 22,560 |
| | | |
| **SHAREHOLDERS EQUITY:** | | |
| Contributed capital | | 201,176 |
| Additional paid in capital | | 4,674 |
| Retained deficit | | (115,500) |
| | **Total equity** | 90,350 |
| | | |
| | **Total liabilities and equity** | $ 112,910 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**MERSCORP Holdings, Inc.**
**STATEMENT OF INCOME**
Year Ended December 31, 2024
(Unaudited)
(in thousands)

**Revenues:**

| | |
|---|---:|
| Mortgage Technology Revenues, net | 99,855 |
| **Total revenue** | 99,855 |

**Expenses:**

| | |
|---|---:|
| Compensation and benefits | 12,977 |
| Professional Services | 367 |
| M&A Expenses | 188 |
| Technology and communication | 990 |
| Rent and other occupancy | 1 |
| Selling, general and administrative | 407 |
| Depreciation and amortization | 3,772 |
| Affiliate expense | 4,286 |
| **Operating expenses** | 22,988 |
| **Operating income** | 76,867 |
| | |
| Other income (expense) | - |
| **Pre-tax net income** | 76,867 |
| | |
| Income tax expense | 20,393 |
| **Net income** | 56,474 |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Mortgage Electronic Registration Systems, Inc.**
**BALANCE SHEET**
As of December 31, 2024
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 547 |
| Income tax receivable | | 6 |
| **Current assets** | | 553 |
| | | |
| **OTHER NON-CURRENT ASSETS:** | | |
| Deferred income tax asset | | 6 |
| **Other non-current assets** | | 6 |
| | | |
| **Total assets** | | 559 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 8 |
| Due to affiliates, net | | 408 |
| **Current liabilities** | | 416 |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred tax liability - non current | | 6 |
| **Non-current liabilities** | | 6 |
| | | |
| **Total liabilities** | | 422 |
| | | |
| **SHAREHOLDERS EQUITY:** | | |
| Contributed capital | | 2,517 |
| Retained deficit | | (2,380) |
| **Total equity** | | 137 |
| | | |
| **Total liabilities and equity** | $ | 559 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Mortgage Electronic Registration Systems, Inc.
## STATEMENT OF INCOME
### Year Ended December 31, 2024
### (Unaudited)
### (in thousands)

| | |
|---|---:|
| **Total revenue** | 0 |
| Compensation and benefits | 60 |
| Professional services | 13 |
| **Operating expenses** | 73 |
| **Operating income** | (73) |
| **Other income, net** | 0 |
| **Pre-tax net income** | (73) |
| Income tax benefit | 18 |
| **Net loss** | (55) |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**New York Futures Clearing Corporation**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---:|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND MEMBER EQUITY:**

**MEMBER EQUITY:**

| | | |
|---|---|---:|
| Member capital | | 1 |
| **Member equity** | | 1 |
| | | |
| **Total Member Equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**New York Stock Exchange LLC**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | |
|---|---|
| Member capital | 1 |
| **Equity** | 1 |

| | | |
|---|---|---|
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NSX Securities LLC**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other current assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Retained Earnings | | 1 |
| **Equity** | | 1 |
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE American LLC**
**BALANCE SHEET**
As of December 31, 2024
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | | |
|---|---|---|---|
| Cash and cash equivalents | | $ | 774 |
| Accounts receivable, net of allowance | | | 62,479 |
| Prepaid Expenses and Other Current Assets | | | 3,839 |
| Income Tax Receivable | | | 232 |
| Due from affiliates, net | | | 34,327 |
| | Current assets | | 101,651 |

**NON-CURRENT ASSETS:**

| | | |
|---|---|---|
| Goodwill | | 932,588 |
| Other intangibles, net | | 599,801 |
| Other non-current assets | | 180,687 |
| | Other non-current assets | 1,713,076 |
| | Total assets | 1,814,727 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | | 74,725 |
| Deferred revenue | | 6,061 |
| SEC fees payable | | 2,000 |
| | Current liabilities | 82,786 |

**NON-CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Deferred tax liabilities - noncurrent | | 185,290 |
| Other non-current liabilities | | 5,768 |
| Deferred Revenue - Long Term | | 5,648 |
| | Non-current liabilities | 196,706 |
| | Total liabilities | 279,492 |

**Noncontrolling interest**                                    27,418

**SHAREHOLDERS EQUITY:**

| | | | |
|---|---|---|---|
| Additional paid in capital | | | 63,037 |
| Retained earnings | | | 1,440,156 |
| Accumulated other comprehensive income | | | 4,624 |
| | Total equity | | 1,507,817 |
| | Total liabilities and equity | $ | 1,814,727 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE American LLC**
**STATEMENT OF INCOME**
Year Ended December 31, 2024
(Unaudited)
(in thousands)

**Revenues:**

| | | |
|---|---|---|
| Transaction and clearing fees, net | $ | 23,977 |
| Data services fees, net | | 8,180 |
| Listing Fees | | 23,507 |
| Other revenues | | 1,026 |
| Affiliate revenue | | 1,405 |
| Transaction based expenses | | (21,248) |
| **Total revenue, less transaction-based expenses** | | 36,847 |

**Expenses:**

| | |
|---|---|
| Compensation and benefits | 129 |
| Professional Services | 2,197 |
| Technology and communication | 95 |
| Selling, general and administrative | 240 |
| Depreciation and amortization | 8,647 |
| Affiliate expense | 12,848 |
| **Operating expenses** | 24,156 |
| **Operating income** | 12,691 |
| | |
| Interest expense | (4) |
| Other income, net | 12,400 |
| **Other income, net** | 12,396 |
| | |
| **Pre-tax net income** | 25,087 |
| | |
| Income tax expense | 15,377 |
| **Net income** | 9,710 |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE AMEX Options LLC**
**BALANCE SHEET**
**As of December 31, 2024**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 239 |
| Accounts Receivable, Net of Allowance | | 2,787 |
| Due from affiliates, net | | 344,713 |
| Income tax receivable | | 932 |
| **Current assets** | | 348,671 |

**NON-CURRENT ASSETS:**

| | |
|---|---|
| Goodwill | 89,412 |
| Investment in subsidiary | 59,971 |
| **Other non-current assets** | 149,383 |
| **Total assets** | 498,054 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---|
| Accounts payable and accrued liabilities | 32 |
| Deferred Revenue | 3,186 |
| SEC fees payable | 9,762 |
| **Current liabilities** | 12,980 |
| **Total liabilities** | 12,980 |

| | |
|---|---|
| **Noncontrolling Interest** | (27,418) |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---|
| Additional paid-in capital | | 529 |
| Retained earnings | | 511,963 |
| **Total equity** | | 512,492 |
| **Total liabilities and equity** | $ | 498,054 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE AMEX Options LLC**
**STATEMENT OF INCOME**
Year Ended December 31, 2024
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | 96,525 |
| Data services fees, net | | 8,333 |
| Other revenues | | 33,653 |
| Transaction based expenses | | (21,680) |
| **Total revenue, less transaction-based expenses** | | 116,831 |
| | | |
| **Expenses:** | | |
| Professional services | | 30 |
| Technology and communication | | 1,256 |
| Rent and Other Occupancy | | (4) |
| Selling, general and administrative | | 10 |
| Affiliate expense | | 31,632 |
| **Operating expenses** | | 32,924 |
| **Operating income** | | 83,907 |
| | | |
| Intercompany Interest income | | 5,329 |
| **Other expense, net** | | 5,329 |
| | | |
| **Pre-tax net income** | | 89,236 |
| Income tax expense | | 762 |
| **Net income** | | 88,474 |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE ARCA LLC**
**BALANCE SHEET**
As of December 31, 2024
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 289 |
| Accounts receivable, net of allowance | | 72,002 |
| Due from affiliates, net | | 178,504 |
| Prepaid expenses and other current assets | | 7,800 |
| **Current assets** | | 258,595 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 18,312 |
| Accumulated depreciation | (18,267) |
| **Property and equipment, net** | 45 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | 563,001 |
| Other intangibles, net | 910,934 |
| Other non-current assets | 39,198 |
| **Other non-current assets** | 1,513,133 |
| **Total assets** | 1,771,773 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 63,566 |
| Income tax payable | 104 |
| Deferred Revenue | 2,795 |
| SEC fees payable | 114,993 |
| **Current liabilities** | 181,458 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - non-current | 229,413 |
| Other non-current liabilities | 18,281 |
| **Non-current liabilities** | 247,694 |
| **Total liabilities** | 429,152 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid-in capital | | 9,356 |
| Retained earnings | | 1,333,265 |
| **Total equity** | | 1,342,621 |
| **Total liabilities and equity** | $ | 1,771,773 |

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE ARCA LLC**
**STATEMENT OF INCOME**
Year Ended December 31, 2024
(Unaudited)
(in thousands)

**Revenues:**

| | | |
|---|---|---|
| Transaction and clearing fees, net | $ | 940,531 |
| Data services fees, net | | 64,598 |
| Listing Fees | | 18,828 |
| Other revenues | | 18,126 |
| Affiliate revenue | | 1,850 |
| Transaction based expenses | | (862,272) |
| **Total revenue, less transaction-based expenses** | | 181,661 |

**Expenses:**

| | |
|---|---|
| Compensation and benefits | 240 |
| Professional services | 10,198 |
| Technology and communication | 838 |
| Selling, general and administrative | (400) |
| Depreciation and amortization | 11,107 |
| Affiliate expense | 106,528 |
| **Operating expenses** | 128,511 |
| **Operating income** | 53,150 |
| | |
| Affiliate interest income | 24,606 |
| Other expenses, net | 0 |
| **Other income, net** | 24,606 |
| | |
| **Pre-tax net income** | 77,756 |
| Income tax expense | 18,701 |
| **Net income** | 59,055 |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE Arca, Inc.**
**BALANCE SHEET**
**As of December 31, 2024**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 481 |
| Accounts receivable, net of allowance | | 9,562 |
| Due from affiliates, net | | 309,924 |
| Prepaid expenses and other current assets | | 1,297 |
| **Current assets** | | 321,264 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 10,335 |
| Accumulated depreciation | (5,738) |
| Operating lease right of use asset | 3,648 |
| **Property and equipment, net** | 8,245 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Other noncurrent assets | 158,456 |
| **Non-current assets** | 158,456 |
| **Total assets** | 487,965 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 181 |
| Accrued salaries and benefits | 977 |
| Other current liabilites | 1,120 |
| Income tax payable | 30 |
| SEC fees payable | 17,362 |
| **Current liabilities** | 19,670 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - noncurrent | 33,102 |
| Other non-current liabilities | 5,006 |
| **Non-current liabilities** | 38,108 |
| **Total liabilities** | 57,778 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid-in capital | | 6,410 |
| Retained earnings | | 419,195 |
| Accumulated other comprehensive income | | 4,582 |
| **Total equity** | | 430,187 |
| **Total liabilities and equity** | $ | 487,965 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE Arca, Inc.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2024**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | 786,401 |
| Data services fees, net | | 17,185 |
| Other revenues | | 31,489 |
| Transaction based expenses | | (730,721) |
| **Total revenue, less transaction-based expenses** | | 104,354 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 5,645 |
| Professional services | | 30 |
| M&A Expenses | | 219 |
| Technology and communication | | 1,610 |
| Rent and occupancy | | 1,404 |
| Selling, general and administrative | | 336 |
| Depreciation and amortization | | 1,174 |
| Affiliate expense | | 7,853 |
| **Operating expenses** | | 18,271 |
| **Operating income** | | 86,083 |
| | | |
| Affiliate interest income | | 17,362 |
| Other income, net | | 12,245 |
| **Other expense, net** | | 29,607 |
| | | |
| **Pre-tax net income** | | 115,690 |
| | | |
| Income tax expense | | 30,915 |
| **Net income** | | 84,775 |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE Group, Inc.**
**Balance Sheet**
**As of December 31, 2024**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 20 |
| Income tax receivable | | 500 |
| Due from affiliates, net | | 586,126 |
| **Current assets** | | 586,646 |
| | | |
| **OTHER NON-CURRENT ASSETS:** | | |
| Goodwill | | 155,981 |
| Investment in Sub | | 122,588 |
| Operating Lease Right of Use Asset | | 140 |
| Other non current assets | | 0 |
| Deferred Tax Asset | | 568 |
| **Other non-current assets** | | 279,277 |
| | | |
| **Total assets** | $ | 865,923 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Other Current Liabilities | $ | 100 |
| **Current liabilities** | | 100 |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| Other non-current liabilities | | 41 |
| **Non-current liabilities** | | 41 |
| | | |
| **Total liabilities** | | 141 |
| | | |
| **EQUITY:** | | |
| Contributed capital | | 3,490 |
| Retained earnings | | 862,292 |
| **Total equity** | | 865,782 |
| | | |
| **Total liabilities and equity** | $ | 865,923 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# NYSE Group, Inc.
## Statement of Income
## Year Ended December 31, 2024
## (Unaudited)
## (in thousands)

| | |
|---|---:|
| **Revenue:** | |
| **Total Revenue** | - |
| | |
| **Expenses:** | |
| Intercompany expenses | 3,323 |
| **Operating expenses** | 3,323 |
| **Operating loss** | (3,323) |
| | |
| Intercompany Interest income | 34,337 |
| Other income net | (100) |
| **Other income, net** | 34,237 |
| | |
| **Pre-tax net income** | 30,914 |
| | |
| Income tax expense | 6,620 |
| **Net income** | $ 24,294 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# NYSE Holdings LLC
# Balance Sheet
# As of December 31, 2024
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 230 |
| Income tax receivable | | 2 |
| **Current assets** | | 232 |

**OTHER NON-CURRENT ASSETS:**

| | | |
|---|---|---|
| Investment in Sub | | 6,635,197 |
| **Other non-current assets** | | 6,635,197 |
| **Assets** | $ | 6,635,429 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Due to affiliates, net | | 1,338,955 |
| **Current Liabilities** | | 1,338,955 |
| **Liabilities** | | 1,338,955 |

**EQUITY:**

| | | |
|---|---|---|
| Contributed Capital | | 24,346 |
| Retained earnings | | 5,272,025 |
| Accumulated other comprehensive income | | 103 |
| **Total equity** | | 5,296,474 |
| **Total liabilities and equity** | $ | 6,635,429 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# NYSE Holdings LLC
## Statement of Income
## Year Ended December 31, 2024
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Total Revenue, less transaction-based expenses** | $ | - |
| | | |
| **Expenses:** | | |
| Selling, general and administrative | | 8 |
| Intercompany Expense | | - |
| **Operating expenses** | | 8 |
| **Operating loss** | | (8) |
| | | |
| Interest expense from affiliates | | (52,691) |
| Other expense, net | | (2) |
| **Other income, net** | | (52,693) |
| | | |
| **Pre-tax net loss** | | (52,701) |
| Income tax expense | | 0 |
| **Net loss** | $ | (52,701) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.




**NYSE IP LLC**

**Balance Sheet**

**As of December 31, 2024**

**(Unaudited)**

**(in thousands)**


**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Due from affiliates, net | $ | 661 |
| **Current assets** | | 661 |
| | | |
| **Assets** | $ | 661 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | |
|---|---:|
| Retained earnings | 736 |
| Accumulated other comprehensive income | (75) |
| **Total equity** | 661 |
| | |
| **Total liabilities and equity** | $ 661 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE Market (DE), Inc.**
**BALANCE SHEET**
As of December 31, 2024
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

|  |  |  |
|---|---|---|
| Cash and cash equivalents | $ | 14,728 |
| Short-term Investments | | 16,238 |
| Accounts receivable, net | | 268,227 |
| Due from affiliates, net | | 1,200,531 |
| Prepaid expenses and other current assets | | 13,148 |
| Income tax receivable | | 1,585 |
| **Current assets** | | 1,514,457 |

**PLANT PROPERTY AND EQUIPMENT:**

|  |  |
|---|---|
| Property and equipment | 767,998 |
| Accumulated depreciation | (353,509) |
| Operating Lease Right of Use Asset | 11,198 |
| **Property and equipment, net** | 425,687 |

**NON-CURRENT ASSETS:**

|  |  |
|---|---|
| Goodwill | 1,564,001 |
| Other intangibles, net | 1,757,794 |
| Investment in sub | 440,599 |
| Other non-current assets | 137,549 |
| **Other non-current assets** | 3,899,943 |
| **Assets** | 5,840,087 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

|  |  |
|---|---|
| Accounts payable and accrued liabilities | 81,244 |
| Accrued salaries and benefits | 59,279 |
| Other Current Liabilities | 3,794 |
| Deferred revenue | 41,787 |
| SEC fees payable | 152,457 |
| **Current liabilities** | 338,561 |

**NON-CURRENT LIABILITIES:**

|  |  |
|---|---|
| Deferred tax liabilities - current | 410,882 |
| Other non-current liabilities | 96,299 |
| Accrued employee benefits - long term | 128,224 |
| Deferred revenue - long term | 72,301 |
| **Non-current liabilities** | 707,706 |
| **Liabilities** | 1,046,267 |

**SHAREHOLDERS EQUITY:**

|  |  |  |
|---|---|---|
| Additional paid-in capital | | 228,932 |
| Retained earnings | | 4,627,504 |
| Accumulated other comprehensive income | | (62,616) |
| **Equity** | | 4,793,820 |
| **Total liabilities and equity** | $ | 5,840,087 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



| | | |
|---|---|---:|
| Transaction and clearing fees, net | $ | 957,741 |
| Data services fees, net | | 239,343 |
| Listing Fees | | 446,189 |
| Other revenues | | 35,625 |
| Affiliate revenue | | 131,972 |
| Transaction based expenses | | (739,457) |
| **Total revenue, less transaction-based expenses** | | **1,071,413** |
| Compensation and benefits | | 175,386 |
| Professional services | | 46,659 |
| M&A | | 2,277 |
| Technology and communication | | 29,764 |
| Rent and occupancy | | 11,238 |
| Selling, general and administrative | | 90,471 |
| Depreciation and amortization | | 79,353 |
| Affiliate expense | | 64,448 |
| **Operating expenses** | | **499,596** |
| **Operating income** | | **571,817** |
| Interest income | | 1,370 |
| Affiliate interest income | | 58,461 |
| Interest expense | | (5) |
| Other income, net | | (1,445) |
| **Other income, net** | | **58,381** |
| **Pre-tax net income** | | **630,198** |
| Income tax expense | | 167,867 |
| **Net income** | | **462,331** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE National, Inc.**
**BALANCE SHEET**
As of December 31, 2024
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 87 |
| Accounts receivable, net | | 832 |
| Prepaid Expenses and Other Current Assets | | 2,343 |
| Due from affiliates | | 4,186 |
| **Current assets** | | 7,448 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 4,720 |
| Accumulated depreciation | (4,720) |
| **Property and equipment, net** | 0 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | 5,355 |
| Other intangibles, net | 2,000 |
| Other non-current assets | 8,779 |
| **Other non-current assets** | 16,134 |
| **Assets** | 23,582 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | (132) |
| SEC Fees Payable | 3,135 |
| **Current liabilities** | 3,003 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - non current | 345 |
| Other Non-Current Liabilities | 4 |
| **Non-current liabilities** | 349 |
| **Liabilities** | 3,352 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Retained earnings | | 20,230 |
| **Equity** | | 20,230 |
| **Total liabilities and equity** | $ | 23,582 |



## NYSE National, Inc.
## STATEMENT OF INCOME
**Year Ended December 31, 2024**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| Transaction and clearing fees, net | 32,269 |
| Data services fees, net | 4,017 |
| Other revenues | 76 |
| Affiliate revenue | 4 |
| Transaction based expenses | (27,723) |
| **Total revenue** | **8,643** |
| Compensation and benefits | 136 |
| Professional Services | 318 |
| Selling, general and administrative | 18 |
| Depreciation and amortization | 0 |
| Affiliate expense | 1,971 |
| **Operating expenses** | **2,443** |
| **Operating income** | **6,200** |
| Other expense | 0 |
| **Pre-tax net income** | **6,200** |
| Income tax expense | 1,544 |
| **Net income** | **4,656** |

- 
- 

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE Technologies Connectivity, Inc.**
**BALANCE SHEET**
**As of December 31, 2024**
**(Unaudited)**

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 557 |
| Accounts receivable, net | | 37,571 |
| Income tax receivable | | 69 |
| Due from affiliates, net | | 1,002,517 |
| Prepaid expenses and other current assets | | 2,025 |
| **Current assets** | | 1,042,739 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---|
| Property and equipment | 16,132 |
| Accumulated depreciation | (11,236) |
| **Property and equipment, net** | 4,896 |

**NON-CURRENT ASSETS:**

| | |
|---|---|
| Goodwill | 332,000 |
| Other intangibles, net | 345,000 |
| Other non current assets | 22 |
| **Other non-current assets** | 677,022 |
| **Assets** | 1,724,657 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---|
| Accounts payable and accrued liabilities | 3,007 |
| Accrued salaries and benefits | 966 |
| Deferred Revenue | 18,175 |
| **Current liabilities** | 22,148 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---|
| Deferred tax liabilities - noncurrent | 85,460 |
| Other non-current liabilities | 2,798 |
| **Non-current liabilities** | 88,258 |
| **Liabilities** | 110,406 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---|
| Contributed capital | | 7,579 |
| Retained earnings | | 1,606,660 |
| Accumulated other comprehensive income | | 12 |
| **Equity** | | 1,614,251 |
| **Total liabilities and equity** | $ | 1,724,657 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE Technologies Connectivity, Inc.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2024**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Exchanges Data Services | $ | 55,119 |
| Other Data Services | | 176,240 |
| Affiliate revenue | | 5,741 |
| **Total revenue** | | **237,100** |
| Compensation and benefits | | 5,722 |
| Professional Services | | 4 |
| Technology and communication | | 28,390 |
| Rent and occupancy | | 310 |
| Selling, general and administrative | | 259 |
| Depreciation and amortization | | 1,989 |
| Affiliate expense | | 14,908 |
| **Operating expenses** | | **51,582** |
| **Operating income** | | **185,518** |
| Affiliate interest income | | 51,765 |
| Other Expense | | (1) |
| **Other expense, net** | | **51,764** |
| **Pre-tax net income** | | **237,282** |
| Income tax expense | | 57,084 |
| **Net income** | | **180,198** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE Texas Holdings, Inc.**
**Balance Sheet**
**As of December 31, 2024**
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Current assets:** | | |
| Cash and cash equivalents | $ | 51 |
| Due from affiliates, net | | 16,805 |
| **Current assets** | | 16,856 |
| | | |
| **Other non-current assets:** | | |
| Goodwill | | 32,258 |
| Other intangibles assets, net | | 33,820 |
| **Other non-current assets** | | 66,078 |
| | | |
| **Total assets** | $ | 82,934 |
| | | |
| **Non-current liabilities:** | | |
| Deferred tax liabilities - noncurrent | | 8,719 |
| **Non-current liabilities** | | 8,719 |
| | | |
| **Total liabilities** | | 8,719 |
| | | |
| **Equity:** | | |
| Contributed capital | | 3,894 |
| Retained earnings | | 70,321 |
| **Total equity** | | 74,215 |
| | | |
| **Total liabilities and equity** | $ | 82,934 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# NYSE Texas Holdings, Inc.
## Statement of Income
## Year Ended December 31, 2024
(Unaudited)
(in thousands)

| | |
|---|---:|
| **Revenues:** | |
| **Total revenues** | - |
| | |
| **Expenses:** | |
| Selling, general and adminstrative | 2 |
| Depreciation and amortization | 320 |
| **Operating expenses** | 322 |
| **Operating loss** | (322) |
| | |
| Other expenses, net | - |
| **Other expense, net** | - |
| **Pre-tax net loss** | (322) |
| | |
| Income tax benefit | (185) |
| **Net loss** | $ (137) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE Texas, Inc.**
**Balance Sheet**
**As of December 31, 2024**
(Unaudited)
(in thousands)

**Current assets:**

| | |
|---|---:|
| Cash and cash equivalents | 593 |
| Accounts receivable | 1,088 |
| Prepaid Expenses and Other Current Assets | 906 |
| Income tax receivable | - |
| Due from affiliates, net | 85,063 |
| **Current assets** | 87,650 |

**Property and equipment:**

| | |
|---|---:|
| Property and equipment cost | 5,472 |
| Accumulated depreciation | (5,110) |
| **Property and equipment, net** | 362 |

**Other non-current assets:**

| | |
|---|---:|
| Deferred tax assets- non current | 1,918 |
| Other noncurrent assets | 5,658 |
| **Other non-current assets** | 7,576 |
| **Total assets** | $ 95,588 |

**LIABILITIES and EQUITY**

**Current liabilities:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 807 |
| Accrued salaries and benefits | 178 |
| SEC fees payable | 15,120 |
| **Current liabilities** | 16,105 |

**Non-current liabilities:**

| | |
|---|---:|
| Deferred Tax Liabilities Non Current | |
| Other noncurrent liabilities | 264 |
| Accrued employee benefits - long term | 1,357 |
| **Non-current liabilities** | 1,621 |
| **Total liabilities** | 17,726 |

**Equity:**

| | |
|---|---:|
| Contributed capital | 8 |
| Retained earnings | 77,726 |
| Accumulated other comprehensive income | 128 |
| **Total equity** | 77,862 |
| **Total liabilities and equity** | $ 95,588 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## NYSE Texas, Inc.
## Statement of Income
## Year Ended December 31, 2024
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | 57,931 |
| Market Data Fees | $ | 20,709 |
| OTC and Other revenues | $ | 1,328 |
| Affiliate revenue | $ | 98 |
| Transaction based expenses | $ | (34,889) |
| **Total revenues** | | 45,177 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | $ | 137 |
| Professional services | $ | 441 |
| Technology and communication | $ | 16 |
| Selling, general and adminstrative | $ | (136) |
| Depreciation and amortization | $ | 794 |
| Affiliate expense | $ | 9,518 |
| **Operating expenses** | | 10,770 |
| **Operating income** | | 34,407 |
| Other expenses, net | $ | (86) |
| **Other expense, net** | | (86) |
| **Pre-tax net income** | | 34,321 |
| Income tax expense | $ | 8,276 |
| **Net income** | $ | 26,045 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Optimal Blue I, LLC**
**BALANCE SHEET**
**As of December 31, 2024**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Income tax receivable | | $ 302 |
| | **Current assets** | 302 |
| **NON-CURRENT ASSETS:** | | |
| Deferred tax assets | | 8,548 |
| | **Other non-current assets** | 8,548 |
| | **Assets** | 8,850 |
| **LIABILITIES and EQUITY:** | | |
| **NON-CURRENT LIABILITIES:** | | |
| Other non-current liabilities | | - |
| | **Non-current liabilities** | - |
| | **Liabilities** | - |
| **SHAREHOLDERS EQUITY:** | | |
| Contributed capital | | (290,945) |
| Retained earnings | | 299,795 |
| | **Equity** | 8,850 |
| | **Total liabilities and equity** | $ 8,850 |

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Optimal Blue I, LLC**
**STATEMENT OF INCOME**
Year Ended December 31, 2024
(Unaudited)
(in thousands)

| | |
|---|---:|
| Mortgage Technology | $ - |
| **Total revenue** | - |
| | |
| Compensation and benefits | 29 |
| M&A | 3,752 |
| Selling, general and administrative | 49 |
| **Operating expenses** | **3,830** |
| **Operating loss** | **(3,830)** |
| | |
| Other income, net | 250,086 |
| **Other income, net** | **250,086** |
| **Pre-tax net income** | **246,256** |
| | |
| Income tax expense | 198,729 |
| **Net income** | **47,527** |

.

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**PDR Services LLC**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Radiate, Inc.
# Balance Sheet
# As of December 31, 2024
# (Unaudited)

| | |
|---|---:|
| **CURRENT ASSETS:** | |
| Other assets | 1 |
| **Current assets** | 1 |
| | |
| **Total assets** | 1 |
| | |
| **LIABILITIES and EQUITY:** | |
| | |
| **EQUITY:** | |
| Member capital | 1 |
| **Total equity** | 1 |
| | |
| **Total liabilities and equity** | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# SECURITIES EVALUATIONS, INC.
## BALANCE SHEET
### As of December 31, 2024
### (Unaudited)

**CURRENT ASSETS:**

|  |  |  |
|---|---|---|
| Cash and cash equivalents | $ | 604 |
| Accounts receivable, net |  | 5,230 |
| Income tax receivable |  | 11 |
| Due from affiliates, net |  | 8,043 |
| **Current assets** |  | 13,888 |

**PROPERTY AND EQUIPMENT**

|  |  |
|---|---|
| Property and equipment cost | 497 |
| Accumulated depreciation | (497) |
| **Property and equipement, net** | 0 |

**OTHER NON-CURRENT ASSETS:**

|  |  |
|---|---|
| Goodwill | 276,704 |
| Other intangibles, net | 72,767 |
| Deferred income tax asset- noncurrent | 952 |
| **Other non-current assets** | 350,423 |
| **Assets** | 364,311 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

|  |  |
|---|---|
| Accounts payable and accrued liabilities | 202 |
| Acccrued salaries and benefits | 1 |
| Deferred revenue | 62 |
| **Current liabilities** | 265 |

**NON-CURRENT LIABILITIES:**

|  |  |
|---|---|
| Deferred tax liabilities- noncurrent | 19,695 |
| **Non-current liabilities** | 19,695 |
| **Liabilities** | 19,960 |

**SHAREHOLDERS EQUITY:**

|  |  |  |
|---|---|---|
| Contributed capital |  | 420 |
| Retained earnings |  | 343,931 |
| **Equity** |  | 344,351 |
| **Total liabilities and equity** | $ | 364,311 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**SECURITIES EVALUATIONS, INC.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2024**
**(Unaudited)**

| | |
|---|---:|
| Data services fees, net | $ - |
| **Total revenue** | - |
| | |
| Selling, General and Administration | 0 |
| Depreciation and amortization | 7,010 |
| **Operating expenses** | **7,010** |
| **Operating loss** | **(7,010)** |
| | |
| Affiliate interest income | 4,153 |
| Other income, net | (1) |
| **Other income, net** | **4,152** |
| **Pre-tax net loss** | **(2,858)** |
| Income tax benefit | (1,003) |
| **Net loss** | **(1,855)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024  has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Securities Industry Automation Corporation
## BALANCE SHEET
### As of December 31, 2024
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 564 |
| Accounts receivable, net of allowance | | 2,295 |
| Due from Affiliates, net | | 317,168 |
| Prepaid expenses and other current assets | | 1,462 |
| **Current assets** | | 321,489 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 405,859 |
| Accumulated depreciation | (226,888) |
| Operating lease asset | 28,272 |
| **Property and equipment, net** | 207,243 |
| **Assets** | 528,732 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 5,941 |
| Accrued salaries and benefits | 2,262 |
| Other current liabilities | 6,708 |
| Income tax payable | 48 |
| **Current liabilities** | 14,959 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - current | 6,164 |
| Other non-current liabilities | 27,760 |
| **Non-current liabilities** | 33,924 |
| **Liabilities** | 48,883 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | 22,387 |
| Retained earnings | | 457,462 |
| **Equity** | | 479,849 |
| **Total liabilities and equity** | $ | 528,732 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## Securities Industry Automation Corporation
## STATEMENT OF INCOME
### Year Ended December 31, 2024
### (Unaudited)
### (in thousands)

| | | |
|---|---|---:|
| Data services fees, net | $ | 14,016 |
| Affiliate revenue | | 79,309 |
| **Total revenue** | | **93,325** |
| | | |
| Compensation and benefits | | 10,538 |
| Professional services | | 1,684 |
| M A Expenses | | 342 |
| Technology and communication | | 29,289 |
| Rent and occupancy | | 52 |
| Selling, general and administrative | | 7,317 |
| Depreciation and amortization | | 35,088 |
| **Operating expenses** | | **84,310** |
| | | |
| **Operating income** | | **9,015** |
| | | |
| Affiliate interest income | | 2,751 |
| **Other income** | | **2,751** |
| | | |
| **Pre-tax net income** | | **11,766** |
| | | |
| Income tax expense | | 3,155 |
| **Net income** | | **8,611** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Simplifile Holdings, Inc.
## Balance Sheet
### As of December 31, 2024
### (Unaudited)
### (in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Current income tax receivable | $ | 1,681 |
| Due from affiliates, net | | 14,668 |
| **Current assets** | | 16,349 |
| | | |
| **Total assets** | $ | 16,349 |

**LIABILITIES and EQUITY:**

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred non-current tax liabilities | 17,451 |
| **Non-current liabilities** | 17,451 |
| | |
| **Total liabilities** | 17,451 |

**EQUITY:**

| | | |
|---|---|---:|
| Retained deficit | | (1,102) |
| **Total equity** | | (1,102) |
| | | |
| **Total liabilities and equity** | $ | 16,349 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Simplifile Holdings, Inc.**
**Statement of Income**
**Year Ended December 31, 2024**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| **Total Revenue** | - |
| | |
| **Expenses:** | |
| Selling, general and administrative | 8 |
| **Operating expenses** | 8 |
| **Operating loss** | (8) |
| **Pre-tax net loss** | (8) |
| | |
| Income tax benefit | (286) |
| **Net income** | $ 278 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Simplifile LC**
**Balance Sheet**
**As of December 31, 2024**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 24,733 |
| Accounts receivable, net | | 46,769 |
| Prepaid expenses and other current assets | | 9,347 |
| Due from affiliates, net | | 89,572 |
| **Current assets** | | **170,421** |

**PLANT PROPERTY AND EQUIPMENT:**

| | | |
|---|---|---|
| Property and equipment | | 51,246 |
| Accumulated depreciation | | (32,280) |
| Operating Lease Right of Use Asset | | 1,853 |
| **Property and equipment, net** | | **20,819** |

**NON-CURRENT ASSETS:**

| | | |
|---|---|---|
| Goodwill | | 227,405 |
| Other intangibles, net | | 76,803 |
| **Other non-current assets** | | **304,208** |
| **Total assets** | $ | **495,448** |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | 40,125 |
| Accrued salaries and benefits | | 3,989 |
| Other current liabilities | | 738 |
| Income tax payable | | 1,248 |
| **Current liabilities** | | **46,100** |

**NON-CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Other non-current liabilities | | 7,738 |
| **Non-current liabilities** | | **7,738** |
| **Total liabilities** | | **53,838** |

**EQUITY:**

| | | |
|---|---|---|
| Contributed capital | | 5,666 |
| Retained earnings | | 435,944 |
| **Total equity** | | **441,610** |
| **Total liabilities and equity** | $ | **495,448** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Simplifile LC
## Statement of Income
## Year Ended December 31, 2024
### (Unaudited)
### (in thousands)

| | | |
|---|---:|---:|
| **Revenue:** | | |
| Closing solutions | $ | 92,120 |
| Affiliate revenue | | 56 |
| **Total Revenue** | | **92,176** |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 24,999 |
| Professional services | | 170 |
| M&A Expenses | | 385 |
| Technology and communication | | 11,835 |
| Rent and occupancy | | 884 |
| Selling, general and administrative | | 5,167 |
| Depreciation and amortization | | 15,900 |
| **Operating expenses** | | **59,340** |
| **Operating income** | | **32,836** |
| Intercompany interest income | | 6,716 |
| **Other expense, net** | | **6,716** |
| **Pre-tax net income** | | **39,552** |
| | | |
| Income tax expense | | 10,479 |
| **Net income** | $ | **29,073** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**SnapNHD, LLC**
**Balance Sheet**
**As of December 31, 2024**
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 568 |
| Due from affiliate, net | | 75 |
| Accounts Receivable, Net of Allowance | | 26 |
| Prepaid Expenses and Other Current Assets | | 4 |
| **Current Assets** | | 673 |
| | | |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and Equipment Cost | $ | 49 |
| Accumulated Depreciation | | (9) |
| | | 40 |
| | | |
| **Assets** | $ | 713 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 98 |
| Accrued Salaries and Benefits | | 558 |
| **Current liabilities** | | 656 |
| | | |
| **Liabilities** | | 656 |
| | | |
| **EQUITY:** | | |
| Net Assets from Acquisition | | 153 |
| Retained deficit | | (96) |
| **Total Equity** | | 57 |
| | | |
| **Total Liabilities and Equity** | $ | 713 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**SnapNHD, LLC**
**Statement of Income**
**Year Ended December 31, 2024**
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Data and Analytics | $ | 848 |
| IC Revenue License Fee | | 75 |
| **Total revenue** | | 923 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 571 |
| Professional services | | 211 |
| Technology and communication | | 88 |
| Rent and occupancy | | 4 |
| Selling, general and administrative | | 146 |
| Depreciation and amortization | | 1 |
| **Operating expenses** | | 1,021 |
| **Operating loss** | | (98) |
| | | |
| Interest income | | 2 |
| **Other income** | | 2 |
| | | |
| **Pre-tax net loss** | | (96) |
| **Net Loss** | $ | (96) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Stock Clearing Corporation**
**BALANCE SHEET**
**As of December 31, 2024**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Due from Affiliates, Net | | $ 264 |
| | Current assets | 264 |
| | | |
| **NON-CURRENT ASSETS:** | | |
| Goodwill | | (19) |
| Other noncurrent assts | | 300 |
| | Other non-current assets | 281 |
| | **Assets** | 545 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | - |
| | Current liabilities | - |
| | | |
| | **Liabilities** | - |
| | | |
| **SHAREHOLDERS EQUITY:** | | |
| Retained earnings | | 545 |
| | **Equity** | 545 |
| | **Total liabilities and equity** | $ 545 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Strike Network Services LLC**
**BALANCE SHEET**
As of December 31, 2024
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 12 |
| Due from affiliates, net | | 21 |
| **Current assets** | | 33 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 400 |
| Accumulated depreciation | (400) |
| **Property and equipment, net** | 0 |
| **Assets** | 33 |

**LIABILITIES and EQUITY:**
**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Retained earnings | | 33 |
| **Equity** | | 33 |
| **Total liabilities and equity** | $ | 33 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**StrikeNET LLC**
**BALANCE SHEET**
**As of December 31, 2024**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 26 |
| Due from affiliates, net | | 92 |
| **Current assets** | | 118 |
| **Assets** | | 118 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | - |
| **Current liabilities** | 0 |
| **Liabilities** | 0 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Retained earnings | | 118 |
| **Equity** | | 118 |
| **Total liabilities and equity** | $ | 118 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Tap and Trade, Inc.**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**The Clearing Corporation**
**Balance Sheet**
**As of December 31, 2024**
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 1,791 |
| **Current Assets** | | 1,791 |
| | | |
| **OTHER NONCURRENT ASSETS:** | | |
| Goodwill | | 22,514 |
| **Other non-current assets** | | 22,514 |
| | | |
| **Assets** | $ | 24,305 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 2 |
| Due to affiliate, net | | 17 |
| **Current liabilities** | | 19 |
| | | |
| **Liabilities** | | 19 |
| | | |
| **EQUITY:** | | |
| Contributed capital | | 90,246 |
| Retained deficit | | (65,960) |
| **Total Equity** | | 24,286 |
| | | |
| **Total Liabilities and Equity** | $ | 24,305 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**The Clearing Corporation**
**Statement of Income**
**Year Ended December 31, 2024**
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Other revenue | $ | - |
| **Total revenue** | | - |
| | | |
| **Expenses:** | | |
| Selling, general and administrative | | 11 |
| **Operating expenses** | | 11 |
| **Operating loss** | | (11) |
| | | |
| Interest income | | 81 |
| **Other income** | | 81 |
| | | |
| **Pre-tax net income** | | 70 |
| Income tax expense | | 1 |
| **Net Income** | $ | 69 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**TOMN Holdings, Inc.**
**BALANCE SHEET**
**As of December 31, 2024**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Prepaid expenses | $ | 7 |
| **Current assets** | | 7 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Other intangibles, net | 3 |
| **Other non-current assets** | 3 |
| **Assets** | 10 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Other Current Liabilities | 30 |
| Income Tax Payable | 168 |
| **Current liabilities** | 198 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred Income Taxes | 864 |
| Other Non-current Liabilities | 8 |
| **Non-current liabilities** | 872 |
| **Liabilities** | 1,070 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid-in capital | | 813 |
| Retained deficit | | (1,873) |
| **Equity** | | (1,060) |
| **Total liabilities and equity** | $ | 10 |

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**TOMN Holdings, Inc.**
**STATEMENT OF INCOME**
Year Ended December 31, 2024
(Unaudited)
(in thousands)

| | |
|---|---:|
| Affiliate revenue | $ - |
| **Total revenue** | - |
| | |
| Rent and occupancy | (3) |
| Technology and communication | (3,618) |
| Selling, general and administrative | 4 |
| **Operating expenses** | **(3,617)** |
| **Operating income** | **3,617** |
| | |
| Other income, net | - |
| **Other income, net** | **-** |
| **Pre-tax net income** | **3,617** |
| | |
| Income tax expense | 1,054 |
| **Net income** | **2,563** |

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Trade Cert USA ltd
# Balance Sheet
# As of December 31, 2024
# (Unaudited)
# (in thousands)

| | | |
|---|---|---:|
| **Total assets** | $ | - |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Due to affiliate, net | $ | 3 |
| **Current liabilities** | | 3 |
| | | |
| **Total liabilities** | $ | 3 |
| | | |
| **EQUITY:** | | |
| Retained deficit | | (3) |
| **Total equity** | | (3) |
| | | |
| **Total liabilities and equity** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**TradeCapture OTC Corp**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**
**(in thousands)**

**PROPERTY PLANT AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment cost | 5,932 |
| Accumulated depreciation | (4,588) |
| **Property and equipment net** | 1,344 |

**OTHER NON-CURRENT ASSETS**

| | |
|---|---:|
| Deferred Tax Asset | 50 |
| Investment in subsidiary | 168 |
| **Other non-current assets** | 218 |
| **Total assets** | $ 1,562 |

**LIABILITIES AND EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accrued salaries and benefits | 291 |
| Due to affiliates, net | 1,804 |
| **Current liabilities** | 2,095 |

**NONCURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - noncurrent | 0 |
| **NonCurrent Liabilities** | 0 |
| **Total liabilities** | 2,095 |

**EQUITY:**

| | |
|---|---:|
| Additional paid-in capital | 5,525 |
| Retained deficit | (6,058) |
| **Equity** | (533) |
| **Total liabilities and equity** | $ 1,562 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**TradeCapture OTC Corp**
**Income Statement**
**Year Ended December 31, 2024**
**(Unaudited)**
**(In thousands)**

**REVENUES:**

| | | |
|---|---|---:|
| Other revenue | $ | - |
| **Operating revenues** | | **0** |

**OPERATING EXPENSES:**

| | |
|---|---:|
| Compensation and benefits | 309 |
| Professional services | 1 |
| Technology and communcations | 1 |
| Selling, general & administration | 9 |
| Amortization & depreciation expense | 850 |
| Service & license fees to affiliates | 80 |
| **Operating expenses** | **1,250** |
| **Operating loss** | **(1,250)** |
| Income tax benefit | **313** |
| **Net loss** | $ **(937)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**TradeCapture OTC Holdings, Inc.**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**
**(In thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Prepaid expenses and other current assets | $ | 5 |
| **Current assets** | | 5 |

**OTHER NON-CURRENT ASSETS**

| | | |
|---|---|---|
| Goodwill | $ | 8,744 |
| Investment in Subsidiary | | 10,968 |
| **Other non-current assets** | | 19,712 |
| **Total assets** | $ | **19,717** |

**LIABILITIES:**

| | | |
|---|---|---|
| Accounts Payable and Accrued Liabilities | $ | - |
| Due to affiliates, net | | 70 |
| **Liabilities** | | **70** |

**EQUITY:**

| | | |
|---|---|---|
| Contributed Capital | $ | - |
| Retained Earnings | | 19,647 |
| **Equity** | | **19,647** |
| **Total liability and equity** | $ | **19,717** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**TradeCapture OTC Holdings, Inc.**
**Income Statement**
**Year Ended December 31, 2024**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **TOTAL REVENUE** | $ | - |
| | | |
| **OPERATING EXPENSES:** | | |
| Selling, general and administrative | | 36 |
| Affiliate expenses | | 30 |
| **Operating expenses** | | **66** |
| | | |
| **Pre-tax net loss** | | (66) |
| | | |
| Income tax benefit | | 17 |
| | | |
| **Net loss** | $ | (49) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Trebuchet Holdings, LLC**
**Balance Sheet**
**As Of December 31, 2024**
**(Unaudited)**
**(In thousands)**

**PLANT PROPERTY AND EQUIPMENT**

| | | |
|---|---|---:|
| Property and equipment cost | $ | 1,060 |
| Accumulated depreciation | | (1,060) |
| **Property and equipment net** | | 0 |
| | | |
| **Total assets** | $ | - |

**LIABILITIES AND MEMBER EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Due to affiliates, net | $ | 2,000 |
| **Current liabilities** | | 2,000 |
| | | |
| **Total liabilities** | $ | **2,000** |

**EQUITY:**

| | | |
|---|---|---:|
| Additional Paid in Capital | $ | 140 |
| Contributed capital | | 1,519 |
| Retained deficit | | (3,659) |
| **Equity** | | **(2,000)** |
| | | |
| **Total liabilities and equity** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Wireless Internetwork LLC**
**BALANCE SHEET**
**As of December 31, 2024**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | | $ 3 |
| **Current assets** | | 3 |

**PLANT PROPERTY AND EQUIPMENT:**

| | | |
|---|---|---:|
| Property and equipment | | 112 |
| Accumulated depreciation | | (112) |
| **Property and equipment, net** | | 0 |
| **Assets** | | 3 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Due to afilliates, net | | 118 |
| **Current liabilities** | | 118 |
| **Liabilities** | | 118 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Retained deficit | | (115) |
| **Equity** | | (115) |
| **Total liabilities and equity** | | $ 3 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.

JUNE 2025

EXHIBIT I

The audited consolidated financial statements for NYSE National, Inc. for the year ended December 31, 2024 follow.

CONSOLIDATED FINANCIAL STATEMENTS

NYSE National, Inc. and Subsidiary
Year Ended December 31, 2024
With Report of Independent Auditors

NYSE National, Inc. and Subsidiary

Consolidated Financial Statements

Year Ended December 31, 2024

# Contents



Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

## Report of Independent Auditors

The Board of Directors and Management
NYSE National, Inc. and Subsidiary

### Opinion

We have audited the consolidated financial statements of NYSE National, Inc. and Subsidiary (the Company), which comprise the consolidated balance sheet as of December 31, 2024, and the related consolidated statements of net income, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

### Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

2



**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

*Ernst & Young LLP*

June 23, 2025

NYSE National, Inc. and Subsidiary

Consolidated Balance Sheet

(In Thousands)

December 31, 2024

**Assets**

Current assets:

| | |
|---|---:|
| Cash and cash equivalents | $ 87 |
| Accounts receivable | 1,897 |
| Due from affiliates | 17,735 |
| Other current assets | 2,343 |
| Total current assets | 22,062 |
| Non-current assets: | |
| Goodwill | 5,355 |
| Intangible assets | 2,000 |
| Other non-current assets | 8,778 |
| Total non-current assets | 16,133 |
| Total assets | $ 38,195 |

**Liabilities and deficit**

Current liabilities:

| | |
|---|---:|
| Accounts payable and accrued liabilities | $ 4,363 |
| Due to affiliates | 13,187 |
| Total current liabilities | 17,550 |
| Non-current liabilities: | |
| Deferred income taxes | 345 |
| Other non-current liabilities | 3 |
| Total non-current liabilities | 348 |
| Total liabilities | 17,898 |
| | |
| Equity | 20,297 |
| Total liabilities and equity | $ 38,195 |

*See accompanying notes to consolidated financial statements.*

NYSE National, Inc. and Subsidiary

Consolidated Statement of Net Income

(In Thousands)

Year Ended December 31, 2024

| | | |
|---|---|---:|
| Revenues: | | |
| Transaction fees | $ | 32,268 |
| Data services fees | | 4,017 |
| Affiliate fees | | 4 |
| Other | | 76 |
| Total revenues | | 36,365 |
| Transaction-based expenses: | | |
| Section 31 fees | | 6,664 |
| Cash liquidity payments, routing and clearing | | 21,059 |
| Total revenues less transaction-based expenses | | 8,642 |
| | | |
| Operating expenses: | | |
| Compensation and benefits | | 136 |
| Professional services | | 317 |
| Selling, general and administrative | | 18 |
| Affiliate | | 1,882 |
| Total operating expenses | | 2,353 |
| Operating income | | 6,289 |
| | | |
| Other expense: | | |
| Interest and other expense | | — |
| Income before income tax expense | | 6,289 |
| Income tax expense | | 1,566 |
| Net income | $ | 4,723 |

*See accompanying notes to consolidated financial statements.*

NYSE National, Inc. and Subsidiary

Consolidated Statement of Changes in Equity

(In Thousands)

Year Ended December 31, 2024

| | | |
|---|---|---:|
| Balance at January 1, 2024 | $ | 15,574 |
| Net income | | 4,723 |
| Balance at December 31, 2024 | $ | 20,297 |

*See accompanying notes to consolidated financial statements.*

NYSE National, Inc. and Subsidiary

Consolidated Statement of Cash Flows

(In Thousands)

Year Ended December 31, 2024

**Operating activities:**

| | | |
|---|---|---:|
| Net income | $ | 4,723 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Deferred income taxes | | 2 |
| Change in assets and liabilities: | | |
| Accounts receivable | | 238 |
| Due from affiliates | | (9,594) |
| Other assets | | (2,343) |
| Other long term assets | | 2,065 |
| Accounts payable and accrued liabilities | | 2,529 |
| Due to affiliates | | 2,259 |
| Total adjustments | | (4,844) |
| Net cash provided by operating activities | | (121) |
| | | |
| Net change in cash and cash equivalents | | (121) |
| Cash and cash equivalents, beginning of year | | 208 |
| Cash and cash equivalents, end of year | $ | 87 |

**Supplemental cash and non-cash flow disclosure:**

| | | |
|---|---|---:|
| Cash paid for income taxes | $ | — |

*See accompanying notes to consolidated financial statements.*

## 1. Description of Business

NYSE National, Inc. (the "Exchange" or the "Company") is a wholly-owned subsidiary of NYSE Group, Inc. (the "Parent"), a holding company that through its subsidiaries, operates securities exchanges including the Exchange. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. ICE offers end-to-end market data services to support trading, investment and risk management needs of customers across virtually all asset classes. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, it is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). In addition to the Exchange, the Parent has four other subsidiary SRO's: New York Stock Exchange LLC, NYSE Arca, Inc., NYSE American LLC, and NYSE Texas, Inc.

The Exchange is the regulator of its members. Certain of the Exchange's regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., ("FINRA") pursuant to an agreement.

## 2. Significant Accounting Policies

**Basis of Presentation**

The accompanying consolidated financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Exchange and its subsidiary, NSX Securities, Inc. All intercompany balances and transactions between the Exchange and its subsidiary have been eliminated in consolidation.

**Use of Estimates**

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Affiliate Revenues and Expenses**

Affiliate revenues are recognized when the related services are provided to the Company's affiliates. Affiliate expenses are recognized at the time the services are provided to the Company by its affiliates (Note 5).

**Cash and Cash Equivalents**

The Exchange considers all short-term, highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2024, the Company did not hold any investments of this type.

**Allowance for Doubtful Accounts**

Under ASU 2016-13 *Measurement of Credit Losses on Financial Instruments*, we estimate our allowance for doubtful accounts using an aging method, disaggregated based on major revenue stream categories as well as other unique revenue stream factors. The allowance for doubtful accounts is maintained at a level that we believe to be sufficient to absorb expected credit losses over the expected life in our accounts receivable portfolio. The allowance is based on several factors, including continuous assessments of risk characteristics, specific customer events that may impact its ability to meet its financial obligations, and other reasonable and supportable economic forecasts and characteristics. Accounts receivable are written-off against the allowance for doubtful accounts when collection efforts cease. The Exchange's allowance for doubtful accounts was de minimis as of the balance sheet date.

**Property and Equipment**

Property and equipment is recorded at cost, reduced by accumulated depreciation (Note 6). Depreciation and amortization expense related to property and equipment is computed using the straight-line method based on estimated useful lives of the assets. The Exchange reviews the remaining estimated useful lives of its property and equipment at each balance sheet date and will make adjustments to the estimated remaining useful lives whenever events or changes in circumstances indicate that the remaining useful lives have changed.

**Goodwill and Indefinite-Lived Intangible Assets**

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its book value. The Exchange's only identifiable indefinite-lived intangible asset is its exchange registration. The Company did not record an impairment charge related to goodwill and indefinite-lived intangible assets during the year ended December 31, 2024.

**Income Taxes**

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. Income taxes reflected in the accompanying consolidated financial statements are generally calculated as if the Exchange filed separate income tax returns, except where allocation is permitted under treasury regulations, and are accounted for under the liability method. The Exchange recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Exchange recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized.

Deferred tax assets and liabilities are measured using current enacted tax rates in effect. Tax attributes or tax benefits that exist based on the Company's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and the affiliates.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

**Revenue Recognition**

Cash equities trading fee revenues are paid by customer organizations based on their trading activity. The Exchange recognizes revenue when it provides services to customers in an amount that reflects the consideration to which it expect to be entitled in exchange for those services. Fees are assessed on a per share basis for trading in equity securities. The fees vary based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders of equity securities matched internally, as well as for customer orders routed to other exchanges. Cash equities trading fees contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash equities trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash trading customers and routing charges paid to other exchanges are included in transaction-based expenses in the statement of net income.

The Exchange earns market data revenues for trading of Tape A, B, and C securities. Consortium-based data fees are determined by securities industry plans. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation National Market System ("Reg NMS") formula. From time to time, the securities information processors may recover revenues from prior periods that were uncollected in those periods. Revenue is accrued in the month the Exchange's performance obligations of data delivery is met and included in data services fees in the statement of net income.

The Exchange, as a participant in the respective consolidated tape and consolidated quote plans, receives a share of the distribution for the back-billed revenue recoveries. Revenue is recognized when received and included in data service fees in the statement of net income.

For the year ended December 31, 2024, $4,625 thousand of our net revenues, less transaction-based expenses were related to services transferred at a point in time and $4,017 thousand were related to services transferred over time.

**Fair Value Measurements**

Fair value is the price that would be received from selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The fair value of the Exchange's assets acquired and assumed liabilities is measured based on a three-level hierarchy:

– **Level 1 inputs** — quoted prices for identical assets or liabilities in active markets.

– **Level 2 inputs** — observable inputs other than Level 1 inputs such as quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are directly observable.

– **Level 3 inputs** — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

**Transaction-Based Expenses**

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. security exchanges. These Section 31 fees (which are included in transaction-based expenses in the consolidated statement of net income) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange, in turn, collects activity assessment fees, which are included in transaction fees in the consolidated statement of net income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when invoiced. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges the Exchange a fee per share (denominated in tenths of a cent per share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing.

**Recently Adopted Accounting Pronouncements**

ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, requires enhanced disclosures primarily regarding significant segment expenses that are regularly provided to the chief operating decision maker and a description of other segment expense details. This standard is effective for our 2024 fiscal year.

We adopted this ASU as of December 31, 2024. We applied the recently adopted pronouncement and expanded our segment disclosures. Refer to Note 9 for more information.

**3. Intangible Assets**

The following table presents the details of the intangible assets as of December 31, 2024 (in thousands):

|  | Assigned Value | Accumulated Amortization | Useful Life |
|---|---|---|---|
| Exchange registration | $ 2,000 | $ — | Indefinite |
| Total | $ 2,000 | $ — | |

An indefinite useful life was assigned to exchange registration since the registration represents rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely.

**4. Income Taxes**

The components of the income tax provision for the year ended December 31, 2024 were as follows (in thousands):

| | |
|---|---|
| **Current:** | |
| Federal | $ 1,227 |
| State and local | 337 |
| Total current | 1,564 |
| **Deferred:** | |
| Federal | 10 |
| State and local | (8) |
| Total deferred | 2 |
| **Total tax expense** | $ 1,566 |

A reconciliation of the U.S. federal statutory rate of 21 percent to the Exchange's actual income tax rate for the year ended December 31, 2024 was as follows:

| | |
|---|---|
| Federal statutory rate | 21 % |
| State tax | 4 |
| Effective tax rate | 25 % |

The effective tax rate is greater than the federal statutory rate primarily due to state and local income taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2024 (in thousands):

| | | |
|---|---|---:|
| **Deferred tax assets:** | | |
| Loss carryforwards | $ | 11,881 |
| Other | | 25 |
| Total before valuation allowance | | 11,906 |
| Valuation allowance | | (11,736) |
| Total deferred tax assets, net of valuation allowance | $ | 170 |
| | | |
| **Deferred tax liabilities:** | | |
| Acquired intangible | $ | (515) |
| Total deferred tax liabilities | | (515) |
| Net non-current deferred tax assets/(liabilities) | $ | (345) |

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. On January 31, 2017, the Exchange was acquired by ICE and is included in the consolidated federal and unitary state and local income tax returns filed by certain affiliates. Due to the limitation imposed by Internal Revenue Code Section 382, the majority of the historical net operating loss carryforwards cannot be utilized. The portion not subject to any limitation is available to be utilized. Tax attributes or tax benefits that exist based on the Company's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and the affiliates.

As of December 31, 2024, we have gross U.S. federal net operating loss carryforwards of $53 million, and gross state and local net operating loss carryforwards of $9 million. The net operating loss begins to expire in 2027.

Tax years prior to 2017 no longer remain subject to examination.

## 5. Related Parties

The Exchange has agreements with ICE and other affiliates who are wholly-owned subsidiaries of ICE to support the operations of the Exchange. These subsidiaries of ICE also make payments to vendors on behalf of the Exchange and the Exchange also makes payments to vendors on behalf of these subsidiaries. The Parent also pays or recovers federal and certain state and local unitary income taxes on behalf of the Exchange.

The Exchange has agreements with ICE and New York Stock Exchange LLC for them to provide management and technical support services to the Exchange. The expenses incurred by ICE and New York Stock Exchange LLC primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. During the year ended

December 31, 2024, expenses of $1.8 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying statement of net income.

NYSE Arca, Inc. acts as a routing agent of the Exchange by routing orders to and from other execution venues that contain the best bid or offer in the market. The Exchange earns transaction fees from NYSE Arca, Inc. when trades are routed to it and incurs routing fees from NYSE Arca, Inc. when trades are routed from it. The routing fees represent a markup of actual routing costs charged by other execution venues. During the year ended December 31, 2024, revenues of $4 thousand and expenses of $119 thousand have been recorded by the Exchange in connection with these agreements and are reflected as affiliate revenue and expenses in the accompanying statement of net income.

As of December 31, 2024, the Exchange had a $17.7 million receivable and a $13.2 million payable related to these agreements. Payments of the related party balances are made on an as needed basis and no interest is charged on the balances. No payments have been received from affiliates and payments of $0.1 million have been made to affiliates subsequent to the year ended December 31, 2024.

## 6. Property & Equipment

Components of property and equipment were as follows as of December 31, 2024 (in thousands):

| | |
|---|---:|
| Network equipment | $ 4,720 |
| Less: accumulated depreciation | (4,720) |
| Total property and equipment, net | $ — |

As our property and equipment was fully depreciated as of the beginning of the year, there was no depreciation expense for the year ended December 31, 2024.

## 7. Notes Receivable

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail, or CAT, to improve regulators' ability to monitor trading activity. In 2018, the first phase of implementation went live and required SRO participants to begin reporting to the CAT. In 2024, the final phase went live. In addition to increased risk in connection with our regulatory obligations, the implementation of the CAT could result in significant additional expenditures, which may not be reimbursed. Prior to SEC approval of billing of certain costs to broker-dealers beginning in 2024, funding for the CAT was provided primarily by the SROs, partly in exchange for promissory notes, which increased the risk that SROs, including us, will not be fully reimbursed for costs expended to build and operate the CAT. Due to the replacement of the original plan processor, promissory note impairment charges were recorded in 2019, 2020, and 2023. During the year ended December 31, 2024, total payments to the CAT were $0.4 million with a net $0.3 million being recorded to notes receivable in the consolidated balance sheet after a $0.1 million reserve and provision recorded in professional services in the consolidated statement of net income.

The SEC approved a funding model that shares the cost of the CAT between SROs and broker-dealers in September 2023, however, that approval has been challenged in the United States Court of Appeals for the Eleventh Circuit. If this challenge is successful, there is a risk that SROs will not be reimbursed. In addition, there are additional risks to SRO participants related to regulatory actions or fines in connection with a delay in implementation of the CAT.

CAT began operations in July 2024 and the plan administrator, Consolidated Audit Trail LLC or CAT LLC, started billing the industry participants in September 2024 to provide funding for on-going operating costs and repayment of the SROs' promissory notes. During the year ended December 31, 2024, the Exchange received $40 thousand from CAT LLC for repayment of promissory notes. As of December 31, 2024, the Exchange has accrued approximately $2.3 million as a current receivable and $8.8 million as a non-current receivable.

## 8.  Contingencies

The Exchange is, from time to time, subject to legal and regulatory proceedings that arise in the ordinary course of business.  However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's balance sheet, statement of net income, or liquidity. It is possible, however, that future results of operations could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

## 9.  Segment Reporting

The Company is engaged in a single line of business as a securities exchange. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company.  The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The consolidated statement of net income in the accompanying financial statements presents the segment revenue and significant expenses for the year ended December 31, 2024. The CODM does not review total assets.

Six customers accounted for more than 10% of total revenues less transaction-based expenses in 2024 and all of the Exchange's revenue is from domestic customers.

## 10.  Subsequent Events

The Exchange has evaluated subsequent events and transactions through June 23, 2025, the date the financial statements were issued, and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in these financial statements.

EXHIBIT J

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.

JUNE 2025

EXHIBIT J

Lists of the officers, directors, members of all
standing committees, or persons performing similar
functions are kept up to date and will be made
available to the Securities and Exchange
Commission and to the public upon request.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.

JUNE 2025

The ownership structure of NYSE National, Inc. is as follows:

1.      Full legal name:  NYSE Group, Inc.

2.      Title or status:  Delaware corporation

3.      Date title or status was acquired: January 31, 2017

4.      Approximate ownership interest: 100% ownership interest

5.      Whether the person has control:  Yes, NYSE Group, Inc. has control.

EXHIBIT M


ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.


JUNE 2025

An alphabetical listing of the members and member organizations of NYSE National, Inc., containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained and kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organization is publicly available on the Exchange's website at www.NYSE.com. Such information is accurate as of its date and free and accessible (without any encumbrances or restrictions) by the general public.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.

JUNE 2025

A schedule of NYSE National, Inc.'s securities admitted to trading is publicly available on the Exchange's website at www.NYSE.com. Such information is accurate as of its date and free and accessible (without any encumbrances or restrictions) by the general public.

A list of such securities is also maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.



Martha Redding
Corporate Secretary & Associate General Counsel
Martha.redding@ice.com

June 26, 2025

**VIA KITEWORKS**
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re:     ICE Organizational Chart

In connection with the 2025 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE National, Inc. ("NYSE National"), and NYSE Texas, Inc. ("NYSE Texas" and collectively, the "Exchanges"), the Exchanges hereby are providing an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2025 (the "ICE Organizational Chart").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, NYSE Texas was granted a substantially similar exemption.[2] Pursuant to such exemptions, the Exchanges are providing the ICE Organizational Chart, as a supplement to the above-mentioned amendments to the Form 1 applications. The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,

Enclosure

---

[1]    See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).
[2]    See Securities Exchange Act Release No. 85611 (April 11, 2019) (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).
[3]    See id. at 5, and 82 FR 20671, supra note 1, at 20672.

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656. 2938 I Fax: +1 212.656.8101
ice.com



ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED

**INTERCONTINENTAL EXCHANGE, INC.**[7] **(NYSE: ICE)**

- ICE Mortgage Technology Holdings, Inc. (Refer to page 5 for full structure)
- Interactive Data Holdings Corporation (Refer to page 4 for full structure)
- **INTERCONTINENTAL EXCHANGE HOLDINGS, INC.**
- Hawk Enterprises 1, Inc.
- Hawk Enterprises 2, LLC
- Securities Evaluations, Inc.[5]
- Intercontinental Exchange Property Protection, Inc.

Under INTERCONTINENTAL EXCHANGE HOLDINGS, INC.:

- ICE Data Derivatives, Inc.
  - Intercontinental Exchange Israel Ltd.
  - Super Derivatives (Singapore) Pte. Ltd.
  - Super Derivatives (India) Private Limited (99.99% ICE Data Derivatives, Inc., 0.01% Super Derivatives (Singapore) Pte. Ltd.)
  - Super Derivatives UK Limited
- ICE Data Indices, LLC
- ICE 5660, LLC
- ICE 4165, LLC
  - Enterprises Aviation, LLC
- ICE eConfirm LLC
- ICE Brazil Technology, LLC
- ICE Trade Vault, LLC[3]
- Chatham Energy, LLC
  - CalRock Brokers Inc.[6, 17]
- 10531561 Canada Inc.
  - ICE NGX Canada Inc.[3,17]
    - ICE NGX U.S. Inc.
    - Alberta Watt Exchange Ltd.
- DCFB LLC
- ICE Markets Inc.
  - ICE Markets Corporation
- ICE Data Management Group, LLC
- ICE Data Investment Group, LLC
  - ICE Data, LP Controller: ICE Data Mgmt Grp, LLC (1% GP/ICE Data Investment Grp, LLC 99%LP)
- ICE U.S. OTC Commodity Markets, LLC
- Bakkt Management Holdings, LLC
- Bakkt Trust Company LLC[22]
- ICE Credit SEF LLC
- ICE Futures U.S., Inc.[3] (fka Board of Trade of City of New York, Inc.)
  - ICE Clear U.S., Inc.[3] (fka New York Clearing Corporation, Inc.)
  - eCops, LLC
  - New York Futures Clearing Corporation (Dormant)
  - Commodities Exchange Center (Dormant)
- BRIX Holding Company, LLC
  - ICE Execution Services, LLC (fka Ballista Securities LLC)
- Ballista Holdings, LLC
  - Trebuchet Holdings, LLC
- ICE Middle East Investments, LLC
  - ICE Futures Abu Dhabi Holdings Limited (60% ICE Middle East Investments, LLC)
    - ICE Futures Abu Dhabi Limited[2, 3, 12, 19, 21]
- ICE U.S. Holding Company GP LLC
- ICE US Holding Company LP LLC
  - ICE US Holding Company LP <1% Class A: ICE US Holding Company GP LLC (as GP) >99% Class A: Intercontinental Exchange Holdings, Inc. (as LP) 37.5% Class B: ICE US Holding Company LP LLC 9% Class B: Creditex Group Inc. 53.5% Class B: Third-Party Companies
    - The Clearing Corporation[3] (Dormant)
      - Guaranty Clearing Corporation (Dormant)[3]
    - ICE Clear Credit LLC[3, 5]
      - ICE Processing, LLC (fka T-Zero Processing Services, LLC)
- Radiate, Inc.
- Creditex Group, Inc.
  - Creditex, LLC
  - CreditTrade, Inc.
    - Creditex Singapore Pte Limited
    - ICE Bonds Securities Corporation (fka Creditex Securities Corporation)[4, 5, & 18]
- TradeCapture OTC Holdings, Inc.
  - TradeCapture OTC Corp
    - Tap and Trade, Inc.
  - ICE MT India Private Limited (99.9998% IntercontinentalExchange International Inc.), 0.0002% Capsilon Holdings S.a.r.l. (Luxembourg)
- American Financial Exchange Holdings, Inc.
  - American Financial Exchange, LLC
  - ICE Data Services India Private Limited (99% IntercontinentalExchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)
- ICE ETF Hub, LLC
- ICE Swap Trade, LLC[3]
  - ICE Securities Execution & Clearing, LLC[4, 5, 18]
- ICE Credit Hub, LLC
- NYSE Holdings LLC (Refer to Page 2 for full structure)
  - Intercontinental-Exchange International, Inc.
  - ICE UK GP, LLC
  - ICE UK LP, LLC
    - ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%)
      - ICE Europe Parent Limited
        - Refer to Page 3 for full ICE Europe Parent Ltd Org Structure

**KEY TO REGULATED ENTITIES**

1. MANITOBA SECURITIES COMMISSION
2. UK FINANCIAL CONDUCT AUTHORITY
3. US COMMODITY FUTURES TRADING COMMISSION (CFTC)
4. US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5. US SECURITIES AND EXCHANGE COMMISSION (SEC)
6. NATIONAL FUTURES ASSOCIATION (NFA)
7. Publicly listed company subject to the rules and requirements of the NYSE and SEC
8. BANK OF ENGLAND (BoE)
9. FCA Regulated Recognised Investment Exchange (RIE)
10. BoE Supervised Recognised Clearing House (RCH)
11. FEDERAL RESERVE BOARD OF GOVERNORS
12. MONETARY AUTHORITY OF SINGAPORE
13. NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14. DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15. ESMA REGISTERED TRADE REPOSITORY
16. AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
17. ALBERTA SECURITIES COMMISSION
18. MUNICIPAL SECURITIES RULEMAKING BOARD
19. ABU DHABI GLOBAL MARKET (ADGM) FINANCIAL SERVICES REGULATORY AUTHORITY
20. MULTISTATE MONEY TRANSMITTER REGULATORS
21. Swiss Financial Market Supervisory Authority (FINMA)

UNITED STATES

FOREIGN AFFILIATE

# ICE Corporate Structure as of June 1, 2025

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED





# ICE Corporate Structure as of June 1, 2025

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED



**INTERCONTINENTAL EXCHANGE, INC.** (7)
**(NYSE: ICE)**

**Interactive Data Holdings Corporation**

**ICE Data Services, Inc.**

- Interactive Data Real-Time Group, Inc.
- ICE Data Services International, Inc.
  - IDCO Worldwide Holdings Ltd.
    - IDCO Overseas Holdings Ltd.
      - ICE Data Services Ireland Limited
      - ICE Data Services Europe Limited
        - ICE Data Services Japan KK
        - ICE Data Services Italy S.r.l
        - Interactive Data Finance (UK) Ltd.
        - Engaged Tracking (ET) Index Ltd
      - ICE Data Services Jersey Limited
      - ICE Data Services Hong Kong Limited
      - ICE Data Services Australia Pty Ltd (16)
      - ICE Data Desktop Solutions Limited (2)
      - ICE Data Services France SAS
      - ICE Data Services Singapore Pte Ltd
- ICE Data Connectivity & Feeds, Inc.
  - ICE Data Services Wireless LLC
    - StrikeNET LLC
      - Electric Railroad LLC
      - Glacier Lake Transmission Services Ltd.
      - Highway Networks LLC
      - Internet Services Telco LLC
      - Strike Network Services LLC
      - Wireless Internetwork LLC
  - ICE Atrium Inc.
  - NYSE Technologies Canada Ltd.
- ICE Data Analytics, LLC
- Interactive Data Online Properties, Inc.
- ICE Data Pricing & Reference Data, LLC (5)
  - Interactive Data Canada Inc.
- IDCO Canada Holdings Inc.
- Andrew Kalotay Associates, Inc.

UNITED STATES | FOREIGN AFFILIATE



**ICE Corporate Structure as of June 1, 2025**

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED

UNITED STATES          FOREIGN AFFILIATE